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02055745

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lukoil

*CURRENT ADDRESS

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4006 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw
DATE : 11/5/02

LUKOIL OIL COMPANY


ЛУКОЙЛ
ЛУКОЙЛ

ANNUAL REPORT 2001

LUKOIL OIL COMPANY

ANNUAL REPORT 2001









In 2001 LUKOIL has maintained its prominent standing in the Russian oil industry despite difficult market conditions.

The Company achieved production growth in all of its operating segments, which, together with the implementation of the restructuring programme, secured good financial results.

The corporate restructuring, initiated in February 2001, is aimed at fundamental improvements in the Company's international competitiveness.

MOSCOW 2002

HIGHLIGHTS OF 2001

Crude oil production reached 78.3 mln tonnes, refining (including processing at third-party refineries) amounted to 49.0 mln tonnes.

Successful exploration of the Severny licence area in the Northern Caspian continued. The first exploration well was drilled in the Rakushechnaya structure, and the gas condensate field of the same name was discovered.

In 2001 LUKOIL acquired a controlling stake in OAO Yamalneftegasdobycha, which has 4 licences for the right of using subsoil resources (including extraction) within the limits of Bolshekhetskaya depression. Coupled with the discovery of gas fields in the Caspian, this has allowed the Company to substantially complete the establishment of a gas reserve base.

The Company acquired OAO NORSI-OIL, which includes one of the largest refineries in Russia, OAO Nizhegorodnefteorgsintez, with crude distillation capacity of 15 mln tonnes of oil a year.

Construction of the first stage of the oil product pipeline from Perm to Andreevka was completed. This pipeline will connect the Company's Perm refinery to the Transnefteproduct oil product pipeline system.

Petrochemical product output reached 1.6 mln tonnes, output of major petrochemical product — polyethylene — amounted to 368 thousand tonnes.

The first stage of corporate restructuring, aimed at the optimisation of LUKOIL Group structure, was carried out. 152 non-core and unpromising entities were divested or liquidated. The restructuring programme for the Company's oil product marketing sector was developed and duly implemented. This programme provides for a reduction in the number of oil product marketing companies in the Group and improvements in the operational efficiency of remaining companies.

2001 net income amounted to 87.5 bn roubles.



LUKOIL MANAGEMENT COMMITTEE

PRINCIPAL FINANCIAL RESULTS

%	2001	2000	
3	434,392	422,591	Operating revenues, mln roubles
0	127,258	127,269	Operating profit, mln roubles
(7)	111,986	120,464	Income before taxation, mln roubles
(9)	87,521	96,434	Net income, mln roubles
46	93,500	64,227	Capital expenditure and investments, mln roubles
29	168,381	130,026	Taxes and deductions to State funds, mln roubles
41	477,984	338,139	Assets (at year end), mln roubles
20	12,758	10,622	Total dividends to the shareholders (recommended), mln roubles

PRINCIPAL OPERATING RESULTS

%	2001	2000	
12	2,271	2,034	Oil and gas reserves (proved), mln tonnes of oil equivalent
1	78,322	77,741	Crude oil production (subsidiaries and affiliates), thousand tonnes
4	5,233	5,013	Gas production (subsidiaries and affiliates), mln cubic metres
18	38,047	32,368	Refinery throughput (own refineries), thousand tonnes
8	32,768	30,340	Oil exports from Russia (subsidiaries and affiliates), thousand tonnes
38	10,778	7,801	Oil product exports from Russia, thousand tonnes
46	1,614	1,105	Petrochemical product output, thousand tonnes
39	3,544	2,555	Number of service stations (own and leased), units



TO OUR SHAREHOLDERS

Results and prospects





In 2001 the Company had to defend its leading positions in difficult market conditions. Prices both on the domestic and international markets were volatile and had a downward trend. This, undoubtedly, prevented us from achieving growth in revenues and profits volumes.

In these circumstances, the Company proved its ability to achieve its objectives and maintain financial stability. This ability should be fully developed and utilised next year, because it was a major factor in the achievement of the results by the Company in 2001.

Net revenues of the Company exceeded 434 bn roubles, net income— 87 bn roubles.

In 2001 best-ever increase in recoverable hydrocarbon reserves was achieved — nearly 129 mln tonnes of conventional fuel, main portion of which came from new regions of the Company's operations — the Caspian and Timano-Pechora oil and gas provinces.Crude oil production exceeded 78 mln tonnes, oil refining (including processing at third-party refineries) reached 49 mln tonnes. Considerable growth was achieved in oil product sales and the volume of production of petrochemical products.

In 2001 LUKOIL increased its production and marketing potential, which, despite less favourable price environment, secured good financial results. Net revenues and profit figures are close to the all-time highs of 2000, and taxes and deductions to State funds exceeded 168 bn roubles. These are considerable revenues for the budgets of those countries and regions where the Company operates.

Price volatility requires additional flexibility from the Company in operational and financial policy. However, in the new circumstances the most important objective is to maintain and, possibly, increase the profitability of the Company's operations. We need to raise efficiency n each segment — exploration and production, refining, exports and marketing, financial and investment policy, human resources and administrative policy.

Even under deteriorating market conditions we should maintain financial stability, competitive profitability and the ability to generate enough cash to finance large-scale investment programmes.

To achieve these objectives, the Company developed and is implementing its corporate restructuring programme, which includes priority and long-term measures.

The priority (2002–2003) restructuring programme includes measures to raise the current profitability of the Company:

- to increase the oil product exports volumes
- to accelerate commissioning of new fields, to reduce the number of wells with low flow rates, to widen the use of enhanced recovery technologies and to improve the quality of drilling and field development services
- to reduce and control costs, including the reduction the number of employees
- to achieve better returns on investments. Priority is to be given to projects with shorter payback period
- to divest remaining non-core and noncompetitive assets, to cause the service companies to operate on market terms, to consolidate subsidiaries, to restructure the corporate centre, to make transition to treasury system of budget execution.

Cost restraint and control have once again become the priority objectives for the Company. It is necessary to adopt and implement a programme for rationalisation of all aspects of the Company's activity, along with reduction in unproductive and ineffective expenditure. In 2002 — 2003 alone we are to reduce costs by more than 20%. We plan measures to lower cost and raise efficiency of all services (drilling, workovers, supplies, transportation) and to implement strict control over the accomplishment of set tasks.

The ten-year restructuring programme is even more ambitious and efficient. It is aimed at fundamental improvements in the Company's international competitiveness. It includes:

- structural changes in crude oil production - production growth in highly productive fields
- creating a strong gas sector
- modernisation, construction and acquisition of refineries and oil product marketing networks
- system integration of business segments in Russia and abroad
- on the basis of the above, to achieve a considerable growth in the Company's profits and value

The Company's achievements are based on its active investment policy, including domestic and international acquisitions of assets. We should maintain such investment policy to secure in the future the minimum annual level of capital expenditure and investments of 75-90 bn roubles.
The most important directions of our investment policy are acceleration of structural changes in oil production in the Timano-Pechora and Caspian regions, creation of infrastructure and commencement of natural gas production and active expansion of petrochemical operations.

We already have an objective of creating production facilities in Yamal and on the Caspian shelf. These are fundamentally new tasks, which require non-traditional solutions.



The strategy of the Company — constant production volumes from traditional regions of operations and accelerated development of new centres of oil production, refining and oil product marketing — will be more clearly defined in the plans and budgets of subsidiaries. At the same time the capital expenditure plans of subsidiaries in Russia and abroad have strict limitations and are linked to efficiency criteria. Additional profit is invested, first of all, in the regions and segments showing long-term potential for production growth.

The results of the Company and its efficiency primarily depends on our own efforts — the achieved level of management control, cost control and investments. These factors determine the Company's progress on domestic and international markets, its competitiveness and investment attractiveness.

The Company's investment attractiveness is determined by the growth in its profits and market value. Therefore, raising the Company's market value, first of all, by increasing its profitability, is the key objective for the Company's management and all its subdivisions.

In 2001 LUKOIL completed the first stage of the systematic and consistent implementation of measures to raise its investment attractiveness.

Two groups of such measures can be defined:

the first is connected with the fundamental indicators of production and marketing potential of the Company and includes strengthening its standing among leading corporations by organic growth in oil production and refining and improving operating efficiency;



the second includes improvement in corporate governance along with the ensuring of the confidence of investors and shareholder community. Such confidence lowers the risks related to equity capital and total capital employed.

Specific corporate governance issues include:

□ strict adherence to the schedule and forms of presenting the Company's operating and financial results

□ independent representatives of foreign investors and shareholders and of large Russian companies on the Board of Directors

□ constantly updating and improving our corporate website

□ conducting regular meetings of the Company's top management with investors and shareholders

□ adoption of a corporate governance code

□ increasing transparency of the Company's investment policy and a clear rationale for the acquisitions and projects

□ obtaining a listing on the London Stock Exchange in 2002 and New York Stock Exchange in future

□ increasing transparency of the share capital structure

LUKOIL's objectives relating to its dividend policy include:

□ recognition of the dividend amount and its dynamics as one of the key indicators of the Company's investment attractiveness

□ increasing the dividend based on the consistent growth in profits and/or dividend payout ratio

Practical achievements are reflected in the 2001 results, including:

□ preferred shares were swapped into common shares. Disproportionate of profit distribution between different groups of shareholders was eliminated.

□ despite a decrease in the net income of the Company, it was decided not to reduce the total dividend amount (over 12 bn roubles) with dividend payments of 15 roubles per common share

LUKOIL believes that it is necessary to adopt and consistently pursue new standards of corporate governance. This is ensured by the qualitative improvement of the decision implementation control systems. With this objective in view LUKOIL has established an efficient system of internal control and audit.



Chairman of the Board of Directors, OAO LUKOIL

Valery Greifer

On the whole, in 2001 LUKOIL adopted, and currently adheres, to more advanced corporate governance standards, aimed at a substantial increase in the Company's attractiveness to investors.

This work will continue in 2002 and in future in the interests of LUKOIL and its shareholders.



President of OAO LUKOIL

Vagit Alekperov





Principal financial results, bn roubles


1999
2000
2001
500
450
400
350
300
250
200
150
100
50
0
Operating revenues
Net income
Capital expenditure and investments
Assets (at year end)


Dividends to the shareholders , bn roubles (recommended)
14
12
10
8
6
4
2
0
1999
2000
2001

OIL AND GAS EXPLORATION AND PRODUCTION

As of January 1, 2002 the proved oil and gas reserves of OAO LUKOIL amounted to 16.6 bn barrels of oil equivalent (2.3 bn tonnes).









Residual recoverable oil reserves of the Company (ABC_1 categories) within Russia amounted to 2.5 bn tonnes, gas reserves amounted to 510 bn cu metres.

As a result of exploration, additions to the reserves amounted to 128.9 mln tonnes of conventional fuel.

In the Severny licence area in the Caspian the Rakushechnoye gas condensate field was discovered.

The Company acquired a controlling stake in OAO Yamalneftegasdobycha.

Crude oil production exceeded 78.3 mln tonnes, with gas production of 5.2 bn cu metres. Oil and gas production from the Company's operations exceeded 83 mln tonnes of oil equivalent.

Crude oil production in international projects increased by 7% and amounted to 2.2 mln tonnes.

Oil and gas reserves, exploration

On the basis of the Russian national classification, as of January 1, 2002 residual recoverable oil reserves of the Company's subsidiaries and affiliates (ABC_1 categories) within Russia were estimated at 2.5 bn tonnes, with gas reserves of 510 bn cu metres.

In 2001 exploration drilling amounted to 0.42 mln metres and 134 wells were commissioned. LUKOIL's share of exploration drilling in Russia in 2001 was 32%.

In the reporting period reserve additions as a result of exploration amounted to 128.9 mln tonnes of conventional fuel, including 59.7 mln tonnes of oil, 2.0 mln tonnes of condensate and 67.2 bn cu metres of gas.

Major increase of hydrocarbon reserves was achieved in the new regions of the Company's operations, in the Caspian and Timano-Pechora.

During 2001 17 new fields were discovered, including 16 oil fields and one gas condensate field. 18 deposits were discovered on existing fields, comprising 16 oil deposits and 2 gas deposits.

The following were the principal discoveries in the reporting period.

The first exploratory well in Rakushechnaya structure (Severny licence area of the Caspian) resulted in the discovery of the gas condensate field of the same name, which confirmed commercial productivity of another large structure in the area.

An exploratory well drilled in the Khvalynskaya structure resulted in the discovery of an oil deposit with high flow rate and two gas deposits.
At the end of 2001 the drilling of another exploratory well began. Evaluation of oil and gas reserves is in progress.

In 2000–2001 in the Severny licence area of the Caspian LUKOIL drilled 5 exploratory wells, all of which were successful.

In Nenets Autonomous District an oil deposit with high flow rates was discovered at Insyreiskoye field. Its recoverable reserves (C_1+C_2 categories) are estimated at 19 mln tonnes.





In 2000–2001 in the Severny licence area of the Caspian LUKOIL drilled 5 exploratory wells, all of which were successful.

Drilling, thousand metres

☐ Exploration drilling
☐ Development drilling


266
843
360
1,555
420
2,055
1999
2000
2001

Hydrocarbon reserves additions, mln tonnes of conventional fuel


40.0
68.2
128.9
1999
2000
2001

Proved oil and gas reserves, bn barrels of oil equivalent


14.2
14.9
16.6
1999
2000
2001

First discoveries in the last 10 years were made in Saratov region.

Within the framework of Caspian Oil Company exploration work was carried out in accordance with the programme agreed upon by the founders (Gazprom, Yukos and LUKOIL).

Results of the interpretation of collected geophysical data the preparation of the passport for the large-area Kulalinskaya structure. At the location of the planned first exploratory well the engineering survey was commenced.

In 2001 the Company acquired a controlling stake in OAO Yamalneftegasdobycha, which has 4 licences for the right to use subsoil resources (including extraction) within the limits of Bolshekhetskaya depression. Together with the discovery of gas fields in the Caspian, this acquisition allowed to complete the creation of gas reserve base in the Company.

Exploration was conducted in Kazakhstan (Bozingen depression) and the Azerbaijan shelf of the Caspian (Shakh-Deniz, D-222 (Yalama), Zykh-Govsany).



In Kazakhstan in the Bozingen depression the drilling and testing of the second exploratory well was completed.

In the reporting period the realisation of Shakh-Deniz project in Azerbaijan continued. The project operator, British Petroleum, announced the end of the exploration stage and the beginning of the development and production stage. Recoverable reserves of the field could possibly amount to up to 600 bn cu metres of gas and 200 mln tonnes of oil and condensate.

In 2001 the exploration stage of D-222 (Yalama) project was scheduled to be completed. However, since the rigs capable of drilling at a sea depth of over 500 metres are currently not available in the Caspian, the extension of the exploration period is anticipated. According to the Company's estimates, forecasted recoverable reserves in the Azerbaijan part of Yalama-Samur structure (D-222 block) may be as high as 120 mln tonnes of oil and 55 bn cu metres of gas.

According to the evaluation conducted by the U.S. engineering company Miller&Lents, LUKOIL's proved oil and gas reserves as of January 1, 2002 amounted to 14.5 bn barrels (2.0 bn tonnes) of oil and 12.4 trln cu feet (350 bn cu metres) of gas. Compared to 2000, proved oil reserves increased by 2% and proved gas reserves in over three-fold.

The Company's principal objective in exploration for 2002 and the short-term is to secure the addition of highly productive reserves, principally, by the accelerated development of its reserve base in the promising regions of Northern Caspian, Timano-Pechora and abroad.





Russian Caspian – new large oil and gas region



Russian sector of the Caspian is one of the most promising territories of Russia for the search of hydrocarbons. At the same time the Russian sector was the least explored compared to the sectors adjacent to Azerbaijan, Turkmenistan and even Kazakhstan.

This situation changed fundamentally starting from 1995, when LUKOIL began large-scale geological and geophysical exploration of the Northern and Middle Caspian.

During these years in this area the Company carried out 22 thousand km of multi-dimensional seismic profiles. Seismic works covered over 63 thousand sq km out of 75 thousand sq km of the Russian sector of the Caspian. Several new potentially promising structures were discovered, three large oil and gas fields were discovered – Khvalynskoye, Yury Korchagin and Rakushechnoe. All five exploratory wells drilled in 1999–2001 proved successful.

Deep drilling was carried out at three structures located in the Severny licence area, and all of them showed commercial quantities of oil and gas. Each field was discovered by the first exploratory well drilled. Drilling was conducted by the Company's Astra jack-up rig, capable of drilling at sea depths of up to 50 metres. A semisubmersible rig capable of drilling at sea depths to 700 metres and to the depth of 6–7 km is being built at present.

At Khvalynskoye field two exploratory wells were drilled: Khvalynskaya-1 и Khvalynskaya-3. Construction of the Khvalynskaya-1 well was started in July 1999. Its actual depth amounted to 4,200 metres. During drilling 10 promising oil and gas reservoirs were discovered. Maximum flow rate while testing amounted to 850 thousand cu metres of gas and 80 cu metres of condensate per day.

The Khvalynskaya-3 exploratory well was drilled in the central part of «170 km» structure, located in western part of the Khvalynskaya structure.

At the end of June 2001 the well was completed at the depth of 4,338 metres. Maximum flow rate during tests amounted to 350 cu metres of oil and 154 thousand cu metres of gas per day. The oil with specific gravity of 0.863 g/cu cm has high paraffin content.

Shirotnaya-1 exploratory well (Korchagin field) was drilled to the depth of about 2,500 metres. Six oil and gas reservoirs were found. During tests the maximum flow rate amounted to 380 cu metres of oil and 650 thousand cu metres of gas per day. The oil is light, its specific gravity is 0.824 g/cu cm.

Shirotnaya-2 exploratory well was drilled in order to define more clearly the outline of the Shirotnaya structure. The depth of the well was 2,020 metres. Five oil and gas reservoirs were detected. During tests the maximum flow rate reached 213 cu metres of light (0.810 g/cu cm) oil and 645 thousand cu metres of gas per day.

The Rakushechnaya-1 exploratory well was drilled to a depth of 2,256 metres. During tests the flow of gas condensate was obtained. Gas flow rate amounted to 400 thousand cu metres per day.

In the Middle Caspian, in areas adjacent to the Kazakhstan and Azerbaijan sectors, the presence, exact position, size and outline of two large structures – Tsentralnaya and Yalama-Samur – were defined during the exploration work.

As a result of the work carried out by LUKOIL in the Russian sector of the Caspian it is possible now to speak of the preliminary estimate of the recoverable resources amounting to 2 bn tonnes of conventional fuel. The Company gained a lot of experience in conducting large-scale, systematic and integrated geological, geophysical and drilling activities in the Caspian. To a great extent the necessary infrastructure for their efficient realisation was created. Research, survey and environmental monitoring of the objects in the Russian sector of the Caspian are carried out. A broad programme of environmental protection measures is carried out including modernisation of a sturgeon reproduction plant, integrated ice surveys and environmental supervision of drilling.

The most important result of the exploration carried out so far is the discovery of three oil and gas condensate fields which provides strong arguments to state that a new large oil and gas region in Russia has been discovered.



OAO Yamalneftegasdobycha fields

The fields of OAO Yamalneftegasdobycha (Piakiakhinskoye, Khalmerpaiutinskoye, Severo- Khalmerpaiutinskoye, Perekatnoye and Yuzhno-Messoyakhskoye) are located in the Bolshekhetskaya depression in the territory of the Tazovsky district of the Yamalo-Nenets autonomous area (Tyumen region). In immediate proximity, 30–70 km to the south, district centre Tazovsky is located. The shortest distance from the district centre to Novy Urengoi is 175 km, to Salekhard 520 km and to Tyumen 1,300 km. The distance to the gas pipelines Urengoi–Surgut–Cheliabinsk and Urengoi–Central Russia from all fields (Piakiakhinskoye, Khalmerpaiutinskoye, Yuzhno-Messoyakhskoye) is 270 km.

On the basis of the Russian national classification, the recoverable hydrocarbon reserves of C_1+C_2 categories are estimated as follows:

Oil and condensate, mln tonnes	Gas, bn cu metres
104.2	614.8



The maximum production from the OAO Yamalneftegasdobycha fields is expected to be reached during the tenth year of the development. The maximum level of annual production is estimated at 30 bn cu metres of gas and 1.6 mln tonnes of oil and condensate.

Development of the fields and oil and gas production

As of January 1, 2002 the Company was developing 307 oil and gas condensate fields, including 286 on Russian territory. The development of 17 fields containing 64 mln tonnes of ABC_1-categories reserves was commenced in 2001.

In 2001, 2.05 mln metres of the development drilling was undertaken. 832 new wells were completed. As of January 1, 2002, the number of oil wells in operation amounted to 28.5 thousand. The proportion of idle wells amounted to 4.3 thousand, or 15.2% of the total wells in operation.

In 2001 oil production in the territory of LUKOIL's operations amounted to 78.3 mln tonnes. 76.1 mln tonnes were produced in Russia, which represents 22% of the total oil production in the country.

In the reporting period the Company participated in 11 international exploration and production projects in Azerbaijan, Kazakhstan and Egypt. Six project are in production stage (Azeri-Chirag-Gyuneshli, Karachaganak, Tengiz, Kumkol, Meleya, WEEM block), the share of oil production in 2001 amounting to 2.2 mln tonnes.

Gas production in the territory of the Company's operations increased by 4.4% and amounted to 5.2 bn cu metres, including 4.1 bn cu metres of oil-associated gas and 1.1 bn cu metres of natural gas.



LUKOIL international projects in exploration and production

Project	LUKOIL share,%	2001 events
Azerbaijan		
Azeri-Chirag-Gyuneshli	10%	LUKOIL's share in 2001 oil production—509 thousand tonnes.
Zykh-Govsany	50%	LUKOIL is the operator of the project. In 2001 preparatory works were conducted for the rehabilitation of the oil wells.
Shakh-Deniz	5%	Exploration period is completed. The recoverable reserves are estimated at up to 600 bn cu metres of gas and 200 mln tonnes of oil and condensate.
D-222 (Yalama)	60%	Seismic works and interpretation of geophysical data were carried out. The beginning of exploration drilling has been postponed due to the absence in the Caspian of offshore drilling rigs capable of conducting deepwater drilling.
Kazakhstan		
Karachaganak	15%	LUKOIL's share of 2001 production was 557 thousand tonnes of oil, 531 mln cu metres of gas
Kumkol	50%	LUKOIL's share of 2001 production was 750 thousand tonnes of oil and 8 mln cu metres of gas.
Tengiz	2.7%	LUKOIL's share of 2001 production was 337 thousand tonnes of oil and 132 mln cu metres of gas.
Bozingen	100%	In 2001 the drilling and testing of the second exploration well was completed.
Egypt		
Meleya	12%	LUKOIL's share of 2001 production amounted to 47 thousand tonnes of oil.
WEEM block	25%	WEEM block comprises four fields in Egypt with remaining recoverable reserves of 0.8 mln tonnes. LUKOIL's share of 2001 production amounted to 21 thousand tonnes of oil
Iraq		
West Qurnah — 2	68.5%	On hold until the lifting of the U.N. sanctions



SUPPLIES AND TRANSPORTATION

Oil supplies

In 2001 oil supplies to customers amounted to 80.6 mln tonnes, including 75.1 mln tonnes from own production and 5.5 mln tonnes purchased on the market.

Oil supplies to LUKOIL's own refineries in Russia amounted to 29.7 mln tonnes, oil supplies to other refineries in Russia to 15.6 mln tonnes. Oil exports amounted to 32.8 mln tonnes, including 29.3 mln



tonnes to far abroad and 3.5 mln tonnes to near abroad (Kazakhstan, Ukraine, Belarus). Of the total amount of exports 6.4 mln tonnes were supplied to own refineries in Bulgaria, Romania and the Ukraine. The Company's international refineries purchased 1.8 mln tonnes of oil from third-party suppliers. Other oil supplies amounted to 0.7 mln tonnes.

Oil was transported to customers, mainly (96%), by the Transneft trunk oil pipeline system.

Oil transportation

In 2001 the realisation of the Company's pipeline projects continued.

In November 2001 the official opening ceremony of the oil export route via Caspian Pipeline Consortium (CPC) was held at sea terminal in Yuzhnaya Ozereika.

By the end of 2001 over 500 thousand tonnes of oil were exported.



In 2002 it is planned to complete the construction of the first stage of the pipeline system which will allow CPC to reach a capacity of 28 mln tonnes per year.

The development of the Company's tanker fleet continued. In February 2001 the reinforced ice-going tanker Kaliningrad joined the Company's fleet, and in December 2001 the reinforced ice-going tanker Saratov was launched.

In 2001 the Company's own tankers transported 0.3 mln tonnes of oil and 3.2 mln tonnes of oil products.

The construction of the second series of river-sea tankers (5 vessels) continues at Volgograd shipyards.





The completion of the construction and the commissioning of the fifth vessel are both planned for 2003.

REFINING, PETROCHEMICALS AND MARKETING

Oil refining

In 2001 the refinery throughput (including processing at third-party refineries and throughput of OAO NORSI) increased by 7.6% and amounted to 49 mln tonnes.

The Company's own refineries processed 38.0 mln tonnes of oil, including 29.4 mln tonnes at domestic and 8.6 mln tonnes at international refineries.

Third-party refineries processed 10.9 mln tonnes, including 10.1 mln tonnes at refineries in Russia and 0.8 mln tonnes at refineries in Belarus and the Ukraine.

The total oil product output amounted to 46.1 mln tonnes, including 8.0 mln tonnes of motor gasolines, 2.2 mln tonnes of jet fuel, 13.5 mln tonnes of diesel fuel and 1.15 mln tonnes of lubricants.



NORSI

Nizhegorodnefteorgsintez (NORSI) is one of the largest refineries in Russia with installed crude distillation capacity of 15 mln tonnes a year and the complexity (Nelson) index of 3.9.

Capacities of main technological processes

Technological process	Capacity, 000 tonnes
Crude distillation	15,000
Catalytic reforming	1,523
Hydrotreating	4,294
Lubes production	560

Nizhegorodnefteorgsintez has a favourable geographic location near the biggest Russian cities-consumers of oil products — Moscow and Nizhniy Novgorod. The refinery has pipeline connection to the Transnefteproduct system which gives it a competitive advantage for the product exports (transportation by pipeline costs approximately 1.5 times less than rail transportation).

Nizhegorodnefteorgsintez had the following operating results in 2001:

2001	000 tonnes
Oil refining	6,731
Oil product output	6,439
including:	
motor gasoline	819
jet fuel	496
diesel fuel	1,599
fuel oil and bitumen	2,983
lubricants	234

At present the refinery is undergoing a modernisation aimed at bringing the quality of the products up to the European standards. The construction of the catalytic reforming unit with continuous catalyst regeneration with a capacity of 1 mln tonnes is nearing completion.
The commissioning of this unit will allow the refinery to increase the output of motor gasoline considerably.



In October 2001 the Company acquired OAO NORSI-OIL, which includes one of the largest refineries in Russia —Nizhegorodnefteorgsintez in Kstovo (Nizhniy Novgorod region).

The modernisation and upgrade of the Company's refineries continued. At Perm refinery practically all efforts were directed at the construction of the T-star hydrocracking unit.

At Volgograd refinery a gas plant and a liquefied hydrocarbon gas loading facility were commissioned in the reporting period. The modernisation of the lube plant continued, which will allow the refinery to increase annual production of lubricants by 50 thousand tonnes. Preparations were started for the construction of catalytic reforming unit.

At Ukhta refinery the modernisation of the crude distillation unit AT-1 was completed in 2001. The capacity of the unit was increased by 182 thousand tonnes a year. Preparations for the construction of the diesel hydrotreating unit were commenced.

Following the results of the All-Russian competition of consumer goods «People's choice — 2001» LUKOIL-Standard and LUKOIL-Super engine oils acquired the right to be called «People's choice» as the best selling and most popular among customers. Motorists know well other high-quality products of the Company — LUKOIL-Synthetic, LUKOIL-Lux and LUKOIL-Avangard.

In 2002 LUKOIL has started to introduce new packaging for its packaged products. Several levels of protection from fraud, attractive and functional design of new jerrican show the Company's concern for its customers.

Optimisation of technological processes and the cost reduction were carried out at the Company's international refineries in the reporting period. The losses of oil and oil products, consumption of fuel, additives and catalysts were decreased as a result of such measures.

The proportion of unleaded gasolines in the total gasoline production at the Company's international refineries increased up to 87%, the proportion of high-octane gasolines was up to 88%, the proportion of diesel fuel with less than 35 ppm sulphur content (Euro-4 standard) increased up to 19.9%.

In April 2001 the Company started to carry out the integrated scheme of deep oil refining at the Company's refineries in Odessa (Ukraine), Bourgas (Bulgaria) and Ploesti (Romania): fuel oil and vacuum gas oil from Odessa refinery were supplied to Bourgas and Ploesti refineries, respectively for their processing at available catalytic cracking facilities. The total supplies amounted to 356 thousand tonnes of fuel oil and 24 thousand tonnes of vacuum gas oil which allowed the Company to produce additional 102 thousand tonnes of gasoline.

Modernisation and upgrade of the Company's international refineries continued. The normal paraffins isomerisation unit was put into operation at Ploesti refinery. The production of vacuum gas oil and oil bitumen was started at Odessa refinery.

Due to planned modernisation the Romanian refinery was shut down in the second half of 2001. In the course of modernisation, which will take approximately two years to complete, the quality of the oil products will be brought into conformity with European standards, the mode of operation of major technological units will be optimised which will help to decrease costs and increase the light product yield.

The Company's principal objectives in the refining sector remain the further improvement of the oil product quality and competitiveness, upgrading the quality of the products to Euro-3 and Euro-4 standards and entering the promising markets of South-Eastern and Central Europe by participating in the privatisation of refineries in the region.





Gas processing

In 2001 the Company's gas processing plants processed 1.5 mln tonnes of feedstock. 0.3 mln tonnes of liquefied gas, 0.1 mln tonnes of natural gas liquids and 1.1 bn cu metres of dry gas were produced.

Oil product supplies

The total volume of oil product supplies in 2001 amounted to 44.8 mln tonnes. Of the above 24.7 mln tonnes were delivered to Russian consumers, and 10.8 mln tonnes were exported. Deliveries from international refineries amounted to 9.3 mln tonnes of oil products.

Oil product supplies were effected by rail, river and pipeline transport. The Company's operator of rail freight traffic is LUKOIL-Trans. In 2001 the volume of oil products transported by LUKOIL-Trans amounted to 8.7 mln tonnes, including 6.1 mln tonnes of export deliveries and 2.6 mln tonnes of domestic deliveries.

Oil product exports

Compared to 2000, the Company's oil product exports from Russia increased by 1.4 times and amounted to 10.8 mln tonnes in the reporting period.

Due to the introduction of new rail tariffs for oil product exports starting from August 2001, the systematic work was carried out to redirect the products flows from expensive Baltic ports to more efficient transport schemes via Russian ports. Starting from September 2001, shipments commenced via Arkhangelsk terminal.

The first stage of the Perm—Andreevka product pipeline was completed. It will connect the Company's refinery in Perm with Transnefteproduct system. The length of the pipeline is 335 km, its capacity is 2.4 mln tonnes. The commissioning of the pipeline will enable the Company to transport gasoline and diesel fuel by pipeline for exports via the Latvian port of Ventspils.

This is, however, a temporary route. The problem is that the trunk pipeline from Ufa to the west is one of the most heavily utilised in Russia and cannot accept significant volumes of oil products from Perm refinery. Therefore, the second stage of this project will be construction of the interconnection from Andreevka to Almetievsk (Tatarstan) where it will be connected with existing trunk pipeline Nizhniy Novgorod — Moscow. The current utilisation of this pipeline is not more than 40% of its capacity, therefore, its use more preferable.

Oil product exports by LUKOIL from Russia in 2001, %


30.8
8.5
2.7
9.0
3.6
2.9
40.2
2.3
Motor gasoline
Other gasoline
Diesel fuel
Heating oil
Fuel oil and bitumen
Vacuum gas oil
Lubricants and bases
Other

Oil product exports from own refineries by type of transport in 2001, %


20.2
11.4
68.4
Rail
River
Pipeline

Petrochemicals

In 2001 the petrochemical plants of the Company (OOO Stavrolen, OOO Saratovorgsintez and ZAO LUKOR) processed 1.6 mln tonnes of feed-stock. The output of commercial products amounted to 1.2 mln tonnes. In addition, 0.4 mln tonnes of petrochemical products were produced by the petrochemical division of Bourgas refinery.

The output of major petrochemical product, polyethylene, amounted to 368 thousand tonnes, which is 14% more than in 2000.

The main exported petrochemical products in 2001 remained low-density polyethylene, acrylonitrile and ammonia sulphate.

The modernisation and upgrade of the Company's petrochemical plants continued.

Modernisation and upgrade of the ethylene unit was carried out at Stavrolen plant. The modernisation of acrylate units was carried out at Saratovorgsintez plant. At Russian-Ukrainian joint-venture LUKOR the modernisation of ethylene unit was under way aimed at partially adapting the unit to gas and naphtha feedstock .

Oil product marketing

The Company's marketing network covers 58 regions of Russia, CIS and Baltic countries as well as Europe and the U.S. and comprises 288 terminals and 3,544 service stations. 233 terminals and 1,384 service stations are located in Russia, 55 terminals and 2,160 service stations in Europe and the U.S.

In 2001 oil product sales through the retail chain of service stations (including franchise service stations) amounted to 5.7 mln tonnes, which is 27% more than in the previous year. Of the total amount, 2.0 mln tonnes were sold on the domestic market, 0.7 mln tonnes on the European market and 3.0 mln tonnes on the North American market.

In 2001 LUKOIL sold 94.4 thousand tonnes of packaged products, which is 26% more than in the previous year.

Petrochemical product exports by LUKOIL from Russia in 2001, %


Low-density polyethylene
Acrylonitrile
Ammonia sulphate
Other
21.2
13.9
37.4
27.5

Petrochemical product supplies by LUKOIL plants in Russia in 2001, %


Domestic market
Export market
33.2
66.8

The development of the Company's dealer network continued in the reporting period. As of December 31, 2001 it included more than 200 dealers and approximately 1,700 retail outlets representing almost all Russian regions. The establishment of the dealer network allowed the Company to take control over the product movement from the refinery to the retail outlet counter.

The LICard uniform fuel card system was further developed. As of December 31, 2001 788 service stations were accepting uniform fuel cards. Compared to the previous year, the number of service stations accepting these cards increased by 1.9 times. The number of cards in circulation reached 75.5 thousand, which is 1.5 times more than in the previous year. Around 170 thousand tonnes of oil products were sold using fuel cards (+43%).

The restructuring of the Company's oil product marketing system commenced in 2001.

On the basis of largest and most promising units 13 principal regional oil product marketing companies were selected, through which the small wholesale and retail sales on the domestic market will be effected. Moreover, a specialised company, LUKOIL-Resurs, will coordinate the processing of oil and deliveries of oil products under processing agreements with third-party refineries in Russia.

All other oil product marketing companies are planned to be merged with the principal companies. As a result of restructuring, which is planned to be completed in 2002, LUKOIL Group will have 14 oil product marketing companies (13 base marketing companies and LUKOIL-Resurs coordinating oil processing and oil product marketing under processing agreements).

Following the acquisition of OAO NORSI-OIL in October 2001 the Company added 45 terminals and 250 service stations in the Nizhniy Novgorod region, the Vladimir region and the Republic of Mari-Al.




ЛУКОЙЛ

COMPANY AND COMMUNITY

Environmental protection and labour safety

The Company's environmental activity is performed in accordance with the Environmental Protection Management System of OAO LUKOIL which received the certificate of conformity to international standards ISO 14001 from the international consulting firm «Bureau Veritas».

In November 2001 the Company was named the winner, for the third year running, in the category «For Effective Environmental Policy» in the «Best Russian Enterprises» contest held by the Russian Chamber of Commerce and Industry and the Russian Union of Industrialists and Entrepreneurs.

In the second half of 2001 the international audit firm KPMG conducted a full-scale external environmental audit of the Company in the preparation for the listing of the Company's shares on the London Stock Exchange.

A system of environmental facilities was put into operation at the Volgograd refinery which reduced air emissions by 10 thousand tonnes.

LUKOIL strictly observes environmental requirements while conducting the exploration and development of the hydrocarbon fields in the Caspian and Baltic shelf.

«Zero-emissions» principle is assumed as a basis for the Company's activity. This principle practically excludes the spillage of drilling waste into the sea water. Drilling waste is stored in metal containers and then transported to the specialised waste treatment facilities. Even rainwater is collected and transported ashore in containers.

The efficiency of such technology was proved in practice during the construction of exploratory wells at Khvalynskaya and Shirotnaya structures in the Northern Caspian. All working projects f or the construction of exploratory wells underwent the federal environmental appraisal. Moreover, LUKOIL conducts monitoring surveys in the Caspian approved by the regional environmental agencies. In the course of these surveys the condition of the sea environmental system is controlled by 300 indicators.

The certification of the Industrial Safety and Labour Protection Management System of OAO LUKOIL was successfully completed and the certificate of conformity to international standards OHSAS 18001 was received in January 2001.

The measures taken resulted in the downward trend of the number of injuries and accidents in the Company for a number of years.

Personnel and social policy

The Company maintains close cooperation with a number of Russia's leading educational institutions and conducts special training and retraining of its



A-95



LUKOIL

managers and experts under the programmes approved by these organisations. The Company directly cooperates with various leading foreign employee training centres. Over 250 of its managers and specialists were trained in 2001 at leading European centres. 100 employees completed foreign language training under special programmes.

One of the priority activities of the Company remained health protection of its employees. In 2001 over 66 thousand of them were insured under the programmes of voluntary medical insurance. And all of them are entitled to receive medical care in over 400 of the best Russian clinics.

The Company has set up a private pension scheme for itself and its subsidiaries. 3,572 pensioners received non-government pensions through the LUKOIL-Garant fund in 2001.

Charity and sponsorship

Charity and sponsorship are among the major priorities of LUKOIL.

The original tradition of Russian charity to help those who are weak and in need is the basis for the social programmes of the Company. Its special care is dedicated to the children, handicapped, veterans of war and labour and families of soldiers killed in local wars or in emergencies. All of them receive dedicated charity aid. For many years LUKOIL has been financing orphanages in Urai, Ishim and Langepas. 140 mln roubles were spent on theses purposes in 2000, while in 2001 expenses were increased by 80%.

One of the charitable activities of the Company is construction and repairs of the Christian and Moslem sanctuaries, including St. Trinity Monastery, Novospassky and Piukhtinsky Monasteries, the Temple of Christ the Saviour, Orthodox temples in Astrakhan and Kaliningrad, Moslem mosques in Ufa and Kogalym.







LUKOIL is the general sponsor of the Tchaikovsky Grand Symphony Orchestra, Perm Opera and Ballet Theatre, the Beriozka Dance Ensemble. It also provides sponsor aid to the state museums and art ensembles. Among the recipients of this aid — Moscow Kremlin museum, Mayakovsky museum, Pushkin Arts Museum, the State Russian Museum in St. Petersburg, Malye Korely museum in Arkhangelsk, Republic of Komi regional museum, Artists Union of Moscow Oblast, Rossia Folk Song Ensemble, Russian Song Choir conducted by N.Kutuzov, Islamei Folk Dance Ensemble of the Republic of Adygeya, Pushkin Klassika fund.

The overall volume of LUKOIL charity aid in 2001 amounted to almost 985 mln roubles.

The Company is the general sponsor of the Russian football team Spartak — the team which was best in Russia eight times, supports the teams LUKOIL-Bashkortostan (cinder-track speedway),LUKOIL-Dynamo from Astrakhan (handball), LUKOIL-Spartak from Volgograd (water polo), and the Russian national women's ski racing team.

LUKOIL-Racing team (motor racing) competes in Super Tourism and Formula-3 track events.

Various winter and summer sports competitions are held in all regions of Russia, where LUKOIL operates. The Company supports child football teams, thus helping to create regional football centres for children.


LUKOIL
ЛУКОЙЛ


ЛУКОЙЛ

CORPORATE GOVERNANCE

Corporate governance principles

In 2001 under the auspices of the Federal Commission for the Securities Market of the Russian Federation a draft of Corporate Governance Code was prepared. LUKOIL took active part in the discussion of this draft Code and at the same time was preparing its own Corporate Governance Code. The Company's Code will be approved by the Company's Board of Directors in 2002 after the official Corporate Governance Code of the Federal Commission for the Securities Market becomes effective.

The major principles of the proposed Corporate Governance Code of OAO LUKOIL are:

□ to observe ethical principles of conducting business and to implement best practices of corporate governance in the Company's activity

□ while competing with other companies on the market, to adhere to the principles of business ethics

□ to observe Russian and international standards of shareholders rights' protection

□ to observe international standards of financial transparency and disclosure, to ensure that the information about the Company is accurate and complete

□ to carry out consistent dividend policy

□ to prepare for and conduct the General Shareholders Meeting in an orderly fashion

□ to provide for the due organisation of work for the Board of Directors

□ to ensure disclosure of information about the Company

□ to ensure environmental protection, labour safety and social benefits for its employees and to take active part in the charity programmes

Information transparency

One of the important activities of the Company is the improvement of its information transparency. LUKOIL aims at providing its shareholders and other interested parties with complete and timely information about its activity.

Since 1998 the Company has published its financial accounts prepared in accordance with US GAAP standards. Since 2001 the Company has prepared quarterly financial accounts in accordance with US GAAP. Conference calls with investors and equity analysts are conducted after publishing the quarterly reports.

In 2001 the web-site of the Company was prepared and presented and was named the winner in the category «Corporate website» of the «Golden website-2001» contest held by MTU-Intel company. In April 2002 the new website in English was launched. It contains news from the leading international news agencies (Financial Times and others).

In January 2002 Mark Mobius, Templeton funds manager, and Richard Matzke, Vice Chairman of the Board



of Directors for ChevronTexaco Corp., were nominated as candidates to the Company's Board of Directors as independent representatives. LUKOIL Board of Directors believes that the support for these candidates from the Company's shareholders will have a favourable effect on the development of corporate governance in the Company and will increase its transparency and investment appeal.

In 2001 LUKOIL's preferred shares were converted into common shares thus ensuring the equal profit distribution between the shareholders.

The management of OAO LUKOIL regularly meets with shareholders, investors and equity analysts.

Internal audit

The system of control over the Company's financial and operating activity has been established to ensure the confidence of the investor and shareholder community in the Company's management. The primary objective of this system is to protect the shareholders investment and the Company's assets.

In order to improve the corporate governance system LUKOIL's Management Committee decided to establish the Internal Audit Department subordinated directly to the President of the Company and working on behalf of the President, Management Committee and Audit Committee of the Board of Directors.

The new department deals with the analysis and evaluation of the operating, financial and investment activities of OAO LUKOIL from the point of view of their efficiency and observing the rights of shareholders and investors, protecting the investments and assets of the Company, as well as their compliance with Russian and international legislation.

The introduction of the internal audit system within the Company will contribute to operating efficiency improvements, reduction of operating, service, administrative and other costs and efficient use of existing assets. It will also help to check the validity of investment programmes, to control and minimise investment project risks, to plan and execute the Company's budget in an efficient and disciplined way and to observe corporate governance principles.

Corporate restructuring

At the beginning of 2001 the Management Committee of the Company adopted a programme of priority measures aimed at the restructuring of the LUKOIL Group. This programme provides for the improvement of the Company's financial results by optimising the Group's organisational structure, divesting service companies and non-core assets, reducing costs and increasing the information transparency of the Company.

In 2001 implementation of the restructuring programme resulted in divesting 152 unpromising and non-core entities. The organisational structure of the Company was considerably simplified. The programme for the restructuring of the oil product marketing sector of the Company was developed and duly implemented. This programme envisages a five-fold reduction in the number of oil product marketing companies in Russia.

The programme for divesting of service companies is being developed. First of all, drilling, construction, financial and trade companies will be divested.

The cost reduction programme is under way. Stricter procedures for investment projects and acquisitions selection are being introduced. This enabled the Company to achieve considerable optimisation of the capital expenditure programme.

Since the middle of 2001 preparations have been under way for the listing of the Company's shares on the London Stock Exchange.

LUKOIL Board of Directors

Valery Greifer
Chairman of the Board of Directors
General Director of OAO RITEK

Vagit Alekperov
Member of the Board of Directors
President of the Company

Ravil Maganov
Member of the Board of Directors

Sergei Kukura
Member of the Board of Directors

Mikhail Berezhnoi
Member of the Board of Directors
General Director, LUKOIL-Garant
Non-governmental Pension Fund

Oleg Kutafin
Member of the Board of Directors
Rector of Moscow State
Legal Academy

Vladimir Malin
Member of the Board of Directors
Chairman, Russian Federal
Property Fund

Sergei Malyukov
Member of the Board of Directors
General Director, OAO Oil Fund
of Reconstruction and Development

Yury Medvedev
Member of the Board of Directors
First Deputy Minister
of Property of Russian Federation

Nikolai Tsvetkov
Member of the Board of Directors
President, NIKoil Investment
Banking Group

Igor Sherkunov
Member of the Board of Directors
General Director,
OOO LUKOIL-Reserve-Invest

LUKOIL Management Committee

Vagit Alekperov
Chairman of the Management Committee
President of the Company

Ravil Maganov
First Vice-President

Sergei Kukura
First Vice-President

Ralif Safin
First Vice-President
President, LUKOIL Europe Holdings Ltd.

Vladislav Bazhenov
Vice-President
Head of the Main Department for
Refining and Petrochemical Production

Anatoly Barkov
Vice-President
Head of the Main Department for
General Affairs, Personnel and Transport

Anatoly Kozyrev
Vice-President
Head of the Main Department
for Planning and Marketing

Ivan Masliaev
Head of the Main Department
for Legal Support

Alexander Matytsyn
Vice-President
Head of the Main Department
for Corporate Financing and Investments

Albert Galustov
Secretary of the Board of Directors
Head of the Office
of the Board of Directors

Vladimir Nekrasov
Vice-President
General Director,
OOO LUKOIL-Western Siberia

Anatoly Novikov
Vice-President
Head of the Main Department
for Geology and Exploration

Serik Rakhmetov
Head of the Main Department
for Capital Construction, Design
and Corporate Agencies

Alexander Smirnov
Vice-President
General Director,
OOO Torgovy Dom LUKOIL

Yury Storozhev
Vice-President
Head of the Main Department
for Oil and Gas Supplies
and Oil Product Exports

Leonid Fedun
Vice-President
Head of the Main Department
for Development and Securities

Lilia Khisyametdinova
Chief Accountant of OAO LUKOIL

Lyubov Khoba
Vice-President
Head of the Main Department
for Financial Accounting and Control

Dzhevan Cheloyants
Vice-President
Head of the Main Department
for Oil and Gas Production

Nikolai Chumak
Vice-President
General Director,
OOO LUKOIL-Holding-Service

Vagit Sharifov
Vice-President
Head of the Main Department
for Oil Product Marketing

Anatoly Yashchenko
Chairman of the MOPO Council
(LUKOIL labour union)





Ravil Maganov
First Vice-President of OAO LUKOIL



Yury Storozhev
Vice-President of OAO LUKOIL
Head of the Main Department for Oil and Gas Supplies and Oil Product Exports



Vladislav Bazhenov
Vice-President of OAO LUKOIL
Head of the Main Department for Refining and Petrochemical Production

Presentation of the Company's restructuring programme, April 22, 2002





Vagit Sharifov
Vice-President of OAO LUKOIL
Head of the Main Department
for Oil Product Marketing



Sergei Kukura
First Vice-President of OAO LUKOIL



Lilia Khisyametdinova
Chief Accountant of OAO LUKOIL

Participants of the Company's restructuring programme, left to right: Vice-President of OAO LUKOIL Leonid Fedun, President of OAO LUKOIL Vagit Alekperov, Chairman of the Russian Federal Property Fund Vladimir Malin, First Deputy Minister of Property of Russian Federation Alexander Braverman



Vice-President of OAO LUKOIL Leonid Fedun answers the questions of analysts at the presentation of the Company's restructuring programme, April 22, 2002



CITIES, REGIONS AND COUNTRIES WHERE LUKOIL OPERATES









The following section is intended to introduce Russian regions and foreign countries of LUKOIL's operations to our shareholders, partners and all those interested in LUKOIL business.

We would like to give just a general idea of their history, distinctive features of their development, customs and traditions, economy and investment opportunities as well as to tell the readers about those people whose work and expertise every day and every hour confirm the high quality of LUKOIL trade mark.

The 2000 annual report was dedicated to the Heroic City of Volgograd. The heroes of this report are the Baltic city of Kaliningrad and the Balkan country of Bulgaria.

Today's LUKOIL is represented in over 50 regions of Russia, 25 foreign countries and over 300 cities and localities forming our common home. It is them who contribute to the well-being and prosperity of their cities and countries and to the creation, preservation and growth of the Company's value.








ЛУКОЙЛ

THE AMBER AREA OF RUSSIA

General information and history



Kaliningrad region is located on the south-east coast of the Baltic sea. It is the most western region of Russia fully separated from the country by land boundaries of foreign states and international sea-waters.

The region borders on Lithuania (200 km) and Poland (210 km). Sealine is 140 km. The nearest regional capital of Russia, Pskov is 800 km from Kaliningrad. The distance to Moscow reaches 1289 km. Many European capitals are much closer to the region: Warsaw — 400 km, Berlin — 600 km, Stockholm — 650 km, Copenhagen — 680 km, Oslo — 850 km...

Railroads of Kaliningrad have connected to the neighboring countries — Lithuania and Poland. The network of highways in the region is one of the most developed in Russia. Public roads have a total length of 4,600 km.

Kaliningrad area comprises 15,000 km — the smallest Russian region. The population density (62 inhabitants / km^2), is the #3 in the country, the higher population density is only in Krasnodar and Tula region, the average in Russia is 8.6. About 946,000 people live here. Urban inhabitants dominate (77%). In the regional center of Kaliningrad there are 421,000 citizens (half of total).

Amber area of Russia is another appellation of Kaliningrad. There are no other places in the world as rich in "sunny" stones as Kaliningrad. Over 90% of its commercial reserves is lumped here. The local object of pride is the only Russian museum of amber with its unique collections of "Baltic gold".

Kaliningrad (Koenigsberg before 1946) was founded in 1255 by the Tevtonian Order as a fortress. For a long time, the city was the residence of the Great Grandmaster, Prussian Dukes, crowning places for Prussian Kings. Several years in XVIII century Koenigsberg swore allegiance to the Russian empress and was part of Russia.





Kaliningrad region was created in 1945 after Potsdam conference of world powers (USSR, USA and Great Britain). Eastern Prussia was liquidated, and northern part of it after World War II passed to the Soviet Union. On April 7, 1946 the Koenigsberg region was created. On July 4, its administrative centre was renamed into Kaliningrad and the region — Kaliningrad region.

Regional economy

Over 30% of gross regional product originates from industries. 10% originate from agriculture, 8% from construction, 10% from transportation and communications. 14% comes from trade and catering.

Major industries and important output:

□ Production of natural resources (oil, gas, amber, coal, peat)

□ Machinery (vessels, carriages, cranes, loaders, automation and controllers for main gas pipelines, road-building machines, equipment for fishery, trading and paper industries)

□ Fish industries (fishery, boats and ports, packaging, ship repairs)

□ Pulp and paper industries (pulp, papers, cardboard, ethyl alcohol, consumables)

□ Power generation

□ Recreation and health resorts

□ Food and catering

The geographic location of the region, the coast which does not become ice-bound and proximity to the Atlantic Ocean and European countries are natural advantages and preconditions for development of many seaside industries, foreign trade relations and resorts.

The region has numerous non-metallic fields (sands, clays, gravel) widely used in construction.

Explored and developed are highly mineralized water springs as well as medicinal mud.

Sight-seeing in Kaliningrad

Historic fates of Eastern Prussia affected both the number and quality of religious buildings in Kaliningrad. Protestant and Catholic, Judaic and Baptist, Reformatory and Orthodox temples existed here. History of some of them was connected to the outstanding personalities not only in Russian history, but German and European as well.







Central point of spiritual and religious Koenigsberg was for centuries the Cathedral. It is located on an island between the river Pregoli's branches. Order chronicles said it was laid in 1297. Five spans were decorated with huge shields of Grand Masters buried here. Grave of the world known German philosopher and thinker Immanuel Kant is here as well.

In 1989 the Cathedral was entered into the UN list of Monuments of Word Culture. At the moment the symbol of the city is being restored and refurbished.

Numerous castles and fortress from the Middle Ages remain intact.

Kaliningrad is famous for its Museum of World Ocean, situated at former research vessel Vityaz and a number of various art galleries.

Nature, climate and geographic conditions allow the development of tourism and resort businesses in such cities as Svetlogorsk, Zelenogradsk, Pionersky.

The Kaliningrad region possesses a unique natural formation — National Park Kurshskaya Kosa.

Kosa is a narrow sandy strip which separates the Baltic sea and Kurshsky bay. Length — 98 km, width — from 0.4 to 3.8 km. Kosa has dunes of up to 70 m in height and overgrown with rich woods. 25 tourist camps and recreation sites are located here.

Right near Poland a couple of years ago, a new church was built. Unlike many other Slavonic parishes in the region which occupy former kirches, this one was originally built as Orthodox. On September 30 people from all the region come here. The temple is small and cannot house all who wish to enter it. But people go and come here all day long. This is the day of all saints which always had special importance for us. Most western temple of Russia is dedicated to Faith, Hope and Love. And their mother Sofia.

Prospects of the region

Kaliningrad region, as fate and history have willed, was found in the midst of Europe, surrounded by the European Union. Hence, the choice of the region is to raise its economic profile and development, and population living standards to a high level. Future of Kaliningrad is viewed as a leading Russian region capable to compete and cooperate with the most developed European states. To be attractive





the region needs to maintain high economic growth. Kaliningrad remains in great need to change the whole infrastructure, to develop transportation links, to improve energy supplies and construction of power stations. Renewal and revival of fishery, agricultural, tourism and resort activities are on the agenda again.

The region requires a specific legal status to avoid crisis and shocks and to maintain stability in it.

Fate of Kaliningrad is unusual case of a Russian city with European fate. And Russia must use its unique location, history and traditions of this Baltic city in its best interests.

LUKOIL and Kaliningrad region.

Main activities of LUKOIL in the region are oil and gas production, marketing of petroleum products. The first oil was discovered here in 1963 and with commercial production commencing in 1975. Local producer OOO LUKOIL-Kaliningradmorneftegas became part of LUKOIL in 1995. In 2001 it produced 665 thousand tonnes of oil and 11 million cu metres of natural gas. 15 fields are under development. Kaliningrad oil is light with low sulfur content (40° API). It is recognized to be one of the best in Russia in terms of quality. The oil produced is fully delivered by railroads for exports to Polish refineries. Gas is consumed internally or sold to local customers in the region.



OOO LUKOIL-Kaliningradmorneftegas remains one of the most profitable and stable subsidiaries of LUKOIL. Returns on sales here did not drop below 25% even when oil prices bottomed out. This results from effective and well-organised work of highly professional teams of geologists, developers, constructors, drillers, marketers and expert on social issues with a total headcount of 2,800 (90% in upstream business). Additions to oil reserves in 2001 amounted to 640 thousand tonnes (C_1) and the reserve replacement ratio was close to 100%. In the village of Izhevskoye an export terminal was commissioned with a design capacity of 1.5 million tonnes of crude and products. The terminal satisfies all strict environmental and other requirements and standards. Control and supervision of the reliability and accuracy of terminal equipment is fully automatic.

The future of oil production in the region depend on the development of Kravtsovsky field (D-6). The field is located on the Baltic sea shelf — 23 km from Kurshskaya Kosa.

The offshore part of the project infrastructure includes ice-resistant fixed platform designed for drilling and all-year round running of the well, and subsea pipe-line to transport oil, gas and water to the coast. Surface facilities by land will comprise oil collection centre with units of treatment, supporting equipment and pipe-lines to transport commercial oil to the terminal in the village of Izhevskoye.

21 oil wells will be drilled on the field with an average depth of 2,200 metres. Development period will last for 15—20 years. Production is planned to reach



600,000 tonnes per year. Initial development is scheduled for May 2003. Regular and routine runs are expected at the end of 2003 — early 2004. Total capital expenditure is 7 billion roubles. Construction of the complicated engineering installations for marine drilling platform and land infrastructure is performed by Kaliningrad oilmen and experts.

Drilling of wells in the Baltic Sea is based on «zero-emissions» technology. This technology was tested in the Caspian and includes use of special pillars, closed circulation of mortar and removal of drilling slime to the shore for further utilisation. Environmental standards of the project development meet international requirements or, in some cases, exceed them. Quoting Yury Kadjoyan, the general director of the subsidiary "The Baltic sea is a sea of special status...It is our sea as well. And we are obliged to take care of it not only because Helsinki convention requires but because our hearts say so" .

Over 20% of taxes in the region are paid by LUKOIL. Total payment of taxes in 2001 by regional subsidiaries (including federal taxes and customs duties) exceeded 1.4 billion roubles. Capital expenditure for production and marketing activities was 2.3 billion roubles, of which 0.9 billion roubles were invested into the infrastructure of offshore production. Within the territory of Kaliningrad region, there are 20 modern filling stations (OOO LUKOIL-Kaliningradnefteprodukt) with a wide range of fuels and services. The first gas-filling station in the region is currently under construction and completion. The station will deliver natural gas to local power stations and residents.

Oilmen of Kaliningrad love their city and contribute to its well-being. Subsidiaries of LUKOIL provide assistance to kindergartens, educational and cultural institutions, Army and Navy, provide support to the regional Zoo. Sport contests in soccer and free-style wrestling receive regular donations.

Total charitable donations from LUKOIL to the region amounted to 9.4 million roubles in 2001.



SUNNY COUNTRY OF BULGARIA

General information

The country in the south-east of Europe is located on Balkan peninsular. In the North Bulgaria borders with Romania, in the South — with Turkey and Greece, in the West — with Serbia and Macedonia. In the East the country has a Black Sea coast. Bulgaria occupies 111 thousand square kilometres. Territory of the country catches imagination with a variety of landscapes. Mountains and hills occupy more than half of it. The average height above sea level reaches 480 metres. With a view of its geographic location, Bulgaria deserve the name of a Balkan country more than other neighboring countries as it is crossed by mountain chain Balkans (Old Planina) from North-West to South. The highest mountain in the country and on Balkans is Mussala (2,925 m) which is a part of the Rila chain. Main river of Bulgaria is the Danube.

As per the 2000 statistics, the population of Bulgaria was 8.2 million citizens. The main ethnic group is Bulgarians (88%). About 70% of the population are urban. The capital is Sofia (1.1 million inhabitants). Major cities are Plovdiv (0.4 m), Varna (0.3 m), Bourgas (0.2 m).

State language — Bulgarian. It is the most ancient among Slavonic written languages. First Slavonic documents date back to X century and are stored in Preslavl, the capital of the second Bulgarian kingdom. These manuscripts were written by brothers Kirill and Mefody from the Greek town of Thessaloniki. This particular alphabet with some revisions —



Cyrillic — is used from the Middle Ages up to today by Russians, Serbs and all Orthodox Slavs.

The Russian language in Bulgaria is so widespread that if somebody does not speak it, this may be only a surprise.

The country has been a member of United Nations since 1955 and is a participant of about 300 international and regional organizations and institutions. Bulgaria is a member Council of Europe, IMF, IBRD and WTO.

History

In the ancient times the area of modern Bulgaria was owned by a powerful Macedonia and inhabited by Thracians.

Slavonic tribes appeared here in the middle of VI century A.D. and merged with local people which easily adopted way of life, traditions and ceremonies of the newcomers. Slavs were peaceful to local inhabitants and busy with farming and cattle-breeding in small communities.

In the year 681 the first Bulgarian kingdom was formed in the city of Pliska — the earliest Slavonic state. Its boundaries lasted from Byzantium to Macedonia. Scarce population of protobulgarians was assimilated into Slavonic communities assuming their language and culture. Assimilation resulted in to a new ethnic group which was called Bulgarians. Since 870, the country adopted Christianity.

Peak of its powers was reached by Bulgaria under the tsar Simeon (893-927), who expanded borders of the country to the western coasts of Adriatic. Culture and literature flourished. The written languages were best in Europe after Hebraic, Hellenic and Roman schools who passed their peak by that time.

At the end of XIV century Bulgaria was occupied by Ottoman Empire and stayed so for 500 years. Newcomers failed to cultivate new order and to force Bulgarians to forget national traditions and customs. Christianity survived. Richest folklore traditions remained intact linking XIV and XIX centuries — the beginning and the end of Turkish domination. Bulgarians could retain and revive later their own original culture, national consciousness.

XIX century was commemorate with movements for independence. Popular uprising led by future national heroes Khristo Botev, Luben Karavelov, Vasil Levsky stirred grassroots to greater activities.

Russia came to the rescue of Bulgaria. In the spring of 1877 the Russian army crossed the Danube. Heroic struggle reached culmination when Russian forces and Bulgarian partisans defended Shipka mountain pass, and were able to repulse attacks of the superior enemy forces.

On March 3, 1878 peace treaty was concluded. This was a step to restore the independent Bulgarian state. This was a starting point in the history of modern Bulgaria.

XX century proved to be not simple for the country. A series of wars (local and two world wars) brought the country substantial territorial, financial and human losses.

In the postwar periods and until the end of seventies, Bulgaria changed into a most prosperous country in Eastern Europe. The average economic growth rate was 7.5% for decades. Industries and agriculture had been improving and rapidly developing. New economic segments emerged. The country's share of the world trade was rapidly growing.

In the eighties and to the end of 90-s Bulgaria experienced deep and long crisis, caused by interruption of economic ties, revisions of political system, traditional priorities, internal and external foundations.



But at the beginning of XXI century, the country again shows signs of stability and dynamic development which were always the nature of Bulgaria in its best periods of history stretching back more than 1300 years.

Economy

Favourable climate conditions, soil fertility and century-old traditions of land treatment create the necessary prerequisites for agriculture (wheat, corn, fruits and vegetables, grape, tobacco, etc.).

Traditional item of Bulgarian exports was and remained rose oil, widely used in perfume manufacturing. Bulgaria is the top country in the world in terms of production and exports of these oils.

Such industries like power generation, ferrous and non-ferrous metallurgy, machine building, chemicals, china, textile, fur and leather manufacturing predominate in the national economy. Various services have been rapidly developed and this sector recently contributed 57% to GDP.

In 1997 Bulgaria commenced action to intensify economic reforms and speed up structural changes. Tax reform was completed whereby corporate and personal taxes were reduced. Active privatisation of state-owned enterprises was started. Foreign investors were interested with favourable conditions. By 2001, the country became the leader in Central and Eastern Europe in terms of rates of economic growth.

Culture and art

Abundant and complex spiritual life of Bulgaria was influenced by Byzantium and Moslem, Russian and Western traditions and characters. Over a period of centuries, Sofia remained the biggest center of enlightenment and the cradle of Slavonic literature.

A distinctive feature of the national history are Bulgarian monasteries. Within their walls, philosophers, writers and thinkers kept and preserved not only religion but the spirit of the people. This helped Bulgarians to survive and to save their unique character and spirit. Monasteries are Bulgarian history itself. 120 monasteries survived to our days show alive chronicles of the culture, creative searches, formation and growth of national consciousness. The most prominent and famous monasteries are Rilsky, Bachkovsky, Troyansky, Rozhensky and Zemensky and the monastery in the town of Shipka.





There are 200 museums in the country. The main museums are located in Sofia: Botanical museum in the National Botanical gardens, Zoological museum in the Zoo, National Archaeological museum, National Ethnographic museum, National museum of Natural history, Historic museum in Sofia, National Art gallery. Important monuments of Sofia include the Cathedral of St. George (IV c.), remains of Cathedral of St. Sofia (VI c.), Cathedral of Alexander Nevsky (XIX c.), erected in memory of 200 thousand Russian soldiers who died to liberate Bulgaria from Turkish domination.

The world music community highly appreciates the work of outstanding Bulgarian opera singers, conductors and musicians. In the country, there are 10 symphonic orchestras, 8 opera-houses and singing and dancing groups. Bulgarian chorus music is widely recognized.

Traditions and holidays of the people include ancient national, religious and family celebrations. These traditions are shown in garments, decorations, dances, sings and magic ceremonials. Annual calendar of traditional ceremonies and folk events comprises 90 all-country festivals and holidays. One of the most famous is an international humour and satire festival in Gabrovo.

Sports and tourism

Sports in Bulgaria enjoys wide popularity. The country has brought to the world many Olympic champions in athletics, wrestling, gymnastics and swimming. Bulgarian sportsmen won over 200 golden, silver and bronze medals at summer and winter Olympics.

The country is famed for its bright and warm summers, aromas of rose plantations, fruit gardens, vineyards, washed by sunny rains. Thanks to snow-covered mountains and boundless and coniferous forests, Bulgaria is admittedly defined as the country of winter wonders and unique place for mountain skiing. There are over 600 mineral springs with medical qualities in the country.

Many tourists from all over the world are attracted by excellent Black sea beaches and resorts such as Zolotye peski, Albena, Slynchev Bryag, Nesebyr and others. In the end of nineties increased stream

Petrochemical plant in Bourgas

- refining capacity — 10.5 mln tonnes a year
- petrochemical capacity
- polymer production capacity
- Power plant with a total capacity of 230 mWt
- sea port
- 800 km-long product pipelines from Bourgas to major consumption centres
- 13 terminals
- repair shops, transportation vessels, research institutes





of tourists from Russia took place and reached 131 thousand people in 2001. High standard of services is the main reason and Russians remember well an exclusive quality of Bulgarian wines, cognac, tobacco, fruits and vegetables, perfumes and medicines. But most important is friendliness and hospitality of locals which is unique to this country.

LUKOIL in Bulgaria

History of cooperation between Russia and Bulgaria in the energy sector dates back to 1963 when the first and the only refinery was commissioned with the assistance of Soviet experts. Plant in Bourgas is the biggest refinery in the Balkans which incorporates petrochemical facilities.

In October 1999 LUKOIL acquired at privatisation tender 58% shares in Bourgas refinery. The deal was recognised as the most important for Bulgarian economy and LUKOIL was awarded by the National Agency with a title of Investor of the Year.

Subsequently, Bulgarian acquisition turned out to be the most successful for LUKOIL in Eastern Europe. From historically loss-making activities, the company became stable and profitable. Regular supplies of crude from Russia were arranged. Average annual growth rates in output amounted to 3%. Repairs and environmental measures not conducted since 1996 were performed. Reconstruction of local and main waste disposal units, slime processing capacities were completed. Discharges and emissions declined from 13% to 41% for different categories and now do not exceed national restrictions. Refining and chemical capacities in the town of Bourgas are no longer environmental problem No.1 in Bulgaria.

Geography of product supplies increased substantially. Domestic sales cover all service stations, main airports, commercial and agricultural enterprises and governmental institutions, UN military forces, trading companies of Shell, OMW and other marketers.

Export routes include deliveries to Cyprus, Serbia, Macedonia, Greece, Turkey, Slovenia, Italy, China, Lebanon, Armenia, Georgia and other countries. Regular supplies of motor and diesel fuels started in 2001 to the United States.

Total capital expenditure and investments over the last 3 years amounted to 559 million levas (about $260 m). Pre-acquisition overdue tax arrears were repaid in the amount of 495 million levas (approximately $220 m).

LUKOIL in Bulgaria pays taxes which comprise near 25% of budget income. Our products and services in total value are equivalent to 9% of the country's GNP. LUKOIL employs 9,000 people in Bulgaria.



ЛУКОЙЛ
5
24 часа

FINANCIAL SECTION









REVIEW OF FINANCIAL RESULTS AND FINANCIAL CONDITIONS OF THE CONSOLIDATED GROUP OF LUKOIL

General conditions of 2001

Throughout 2001, the external environment remained favorable for the development of the Company's businesses. Both the demand and prices for energy resources suffered a downtrend, but still remained higher than the average market performance over the last decade.

The Russian economy continued to develop strongly in 2001, illustrated by a healthy 5% increase in gross domestic product (GDP), one of the highest experienced in the world. Capital expenditure grew by 8.7% and for the first time in over 3 years Russia experienced a period of economic growth due to not only high export revenue, but mostly due to strengthening domestic demand. The significant reduction of the State's external debt by 9%, a stable budget surplus of +2%, successes in tax reforms, an increase of tax collections (+27%), and the growth of the population's real income (+6%) were all instrumental to the further accelerated development of the national economy.

In 2001, however, the world economy decelerated and business activities weakened. The major causes being the series of terrorist acts in the United States and the consequent decreases in air traffic combined with the adverse forecasts for the Asian-Pacific economies (Japan, South Korea, etc.). These negative tendencies resulted in the fall of oil prices, as well as lower refining margins in the major markets of Europe, Asia and the United States.

The weakened international energy market situation and the overproduction of crude oil in Russia led to surpluses in domestic markets, hence the collapse of domestic prices at the end of 2001. However, the continued increase of energy consumption in the country and the coordination of export supplies between Russia and OPEC countries kept oil prices within an acceptable range.

MAJOR FINANCIAL RATIOS OF RELATIVE EFFICIENCY

	2000	2001
return on invested capital, % *(net income + minority interest + interest expenses) / (shareholders' equity + minority interest + net financial debt)*	55.3	29.9
earnings before interest, income taxes, depreciation and amortization, million roubles *income before taxation + interest expenses + depreciation and amortization + loss on asset disposal (EBITDA)*	138,279	140,220
EBITDA margins, % *EBITDA / operating revenues*	32.7	32.3
operating profitability, % *operating profit / operating revenues*	30.1	29.3
net margins, % *(net income + minority interest) / operating revenues*	24.3	20.9
return on assets, % *(net income + minority interest) / total assets*	30.3	19.0

Key financial details

In 2001, the Group's income before taxation amounted to 112.0 billion roubles, 93% of the previous year's income. Operating profits were the main contributor to the pretax financial results comprising 127.3 billion roubles. Net interest expense (interest expense less interest income) amounted to 3.5 billion roubles (+30%). Dividends and returns on investments increased to 3.0 billion roubles (+11%). Other operating revenues and expenses recorded profits of 0.9 billion roubles, while other gain and losses items resulted in a net loss of 19.9 billion roubles. Other operating revenues and expenses and other gain and losses items include local taxes, lease payments, foreign exchange, sales and purchases of foreign currencies, fines and penalties, provisions for doubtful debts, stock devaluation, social expenditure and charitable donations.

Earnings from affiliated equity interests, in 2001, increased by 7% year on year and amounted to 4.1 billion roubles.

Income taxes comprised 21.2 billion roubles — 18% more than in 2000.

Minority interest in net income of subsidiaries amounted to 3.2 billion roubles — a 50% reduction.

Net income of the Group (minority interest excluded) amounted to 87.5 billion roubles, a 9% reduction to 2000. The basic earnings per share was 103 roubles.

Total assets of the Group as of December 31, 2001 were 478 billion roubles compared to 338.1 billion in 2000. Shareholders' equity increased by 62% to 252.3 billion roubles.

The major indicators and ratios of financial stability, liquidity and efficiency are presented in the following tables.

Operating activities

Consolidated revenues from sales in 2001 amounted to 434.4 billion roubles, an increase of 3%. Revenues of the Group were allocated between the major segments of the business as follows:

- exploration and production — 152.8 billion roubles;
- refining, marketing and distribution — 360.6 billion roubles.

Intersegment sales were recorded at 79.0 billion roubles.

Sales growth was achieved through the acquisition and consolidation of new companies, as well as from increases in the production and export volumes of oil and gas, refining and the marketing of products.

Revenues in 2001 were negatively impacted by falling prices, both domestically and internationally. Annual average market prices for crude oil and products at home declined by 7% and 12% respectively. Prices for Russian fuels, exported to international markets dropped by 12% (oil) and 16% (products) from the 2000 levels. Refining margins in Western and Eastern Europe for the whole year were exposed to strong market fluctuations. Gross margins for a typical European refinery dropped by approximately 50%.

Total costs and expenses of the consolidated Group amounted to 307.1 billion roubles, including 250.7 billion roubles for the cost of sales. Selling and administrative expenses were recorded at 37.2 and 19.2 billion roubles respectively. The average escalation of costs was 4%. Selling expenses increased due to the indexing of tariffs for railroad and pipe-line transportation in addition to the growth in marketing and logistics requirements.

Total gross taxes and similar duties to State funds accrued by the Group amounted to 168.4 billion roubles (an increase of 29% from the year 2000). Tax bills increased mainly in income taxes (abolishment of certain tax benefits and breaks), export duties (higher export volumes and tax rates), royalties and related taxes (an increase of domestic purchases and of oil and gas prices), and excises on products (indexing of rates). As a result of tax reforms, certain taxes were abolished or reduced such as tax on the maintenance of social assets, excise duties on crude oil (as of January 1, 2002), fuel tax and some others.

Total Group charges for depreciation, depletion and amortization amounted to 13.5 billion roubles in 2001.

The international activities of LUKOIL finished 2001 with the following consolidated results:

- Operating revenues — 255.8 billion roubles (+16%);
- Operating profit — 4.8 billion roubles (+1%);
- Income before taxation — 4.5 billion roubles (+44%);
- Net income — 3.7 billion roubles (+17%).

Working capital

The collection of payments from customers and consumers in 2001 were in excess of shipments, due to advance payments and collection of accounts from prior years. The cash component of actual proceeds almost reached 94%.

Total accounts and notes receivable increased by 21% within the year to 96.8 billion roubles. Short-term trade accounts receivable declined to 38.3 billion roubles (-2%). Total accounts receivable also included refundable VAT in the amount of 15.1 billion roubles and 22.3 billion roubles of taxes receivable (advance payments).

Accounts and notes payable decreased by 12% to 63.2 billion roubles. Payables to suppliers and contractors dropped to 27.1 billion roubles (-44%).

Inventories increased by 43% and were 27.5 billion roubles as of December 31, 2001. Inventories included 11.9 billion roubles of finished goods and 1.8 billion roubles of work in progress.

In 2001 the Group paid taxes and similar duties to State funds of 104% of the amounts accrued for the same period. Taxes receivable as of December 31, 2001 totaled 22.3 billion roubles (an increase of 130%) and taxes payable amounted to 16.7 billion roubles (+84%).

In 2001, the Group's working capital amounted to 83.2 billion roubles, versus 54.1 billion roubles a year ago. This working capital ratio is defined as an excess of current assets over current liabilities.

MAJOR FINANCIAL RATIOS OF RELATIVE EFFICIENCY

	2000	2001
asset turnover, % *operating revenues / total assets*	**125.0**	**90.9**
working capital, million roubles *current assets – current liabilities*	**54,111**	**83,183**
coverage ratio, % *current assets / current liabilities*	**155.5**	**178.1**
interim ratio, % *(current assets – inventories and other current assets) / current liabilities*	**133.5**	**149.3**
quick ratio, % *(cash and cash equivalents + marketable securities) / current liabilities*	**51.5**	**58.4**

Investing activities

Total capital expenditure and investment by the Group in the year 2001 was 93.5 billion roubles compared to 64.2 billion roubles in 2000 (+46%).

Exploration and production

Capital expenditure by major Russian subsidiaries in upstream activities amounted to 36.0 billion roubles, which was allocated to support production in these areas. Significant amounts (about 40%) were spent for the technological renovation of existing capacities in oil and gas production, including the replacement and capital repair of pipelines, related equipment and field infrastructure, environmental safety and technical reliability of producing assets. Capital expenditure for this group of subsidiaries included 6.2 billion roubles of exploration expenditure.

Capital expenditure for the development of the Timan-Pechora basin (Republic of Komi and Archangelsk region) amounted to 10.3 billion roubles, which was used to create infrastructure for the production and transportation of hydrocarbons in the north of Russia. Newly created assets include in-field pipelines, roads, formation of capacities for drilling and transportation of crude oil to markets.

Investments in the Russian Caspian were made to drill 2 exploratory wells and to complete one, to perform seismic studies, and to prepare for the upgrading of the drilling rig Shelf-7. Capital expenditure in these investment areas in 2001 totaled 2.6 billion roubles.

Upstream activities outside of Russia required 8.7 billion roubles, including the financing of interests in Kazakhstan (3 producing projects), Azerbaijan (1 project), Egypt (2); and exploration studies of 4 onshore and offshore areas of the Caspians.

Refining and petrochemicals

Capital expenditure invested into refineries in Russia (3 refineries, excluding NORSI) amounted to 6.8 billion roubles. Major expenditure included the construction of units for hydrocracking, catalyst reforming, hydrodeparaffination of diesel fuel, and other capacities.

Capital expenditure into refineries in Central and Eastern Europe in 2001 amounted to 3.1 billion roubles.

Capital expenditure for gas processing and petrochemical plants was 0.5 billion roubles.

Marketing of products

Total expenditure on renovation, construction and the acquisition of filling stations and distribution outlets in Russia amounted to 2.3 billion roubles in 2001.

Similar expenditure for marketing business outside of Russia (former Soviet Union, Central and Eastern Europe, USA) amounted to 1.3 billion roubles.

Transportation of crude oil and petroleum products

Subsidiaries of the Group, which are involved in activities dealing with the transportation of crude oil, natural gas, and refined products spent 6.2 billion roubles on capital expenditure. Major items included completion of the Caspian pipeline from Kazakhstan to the Black sea port of Novorossiisk, product pipeline Perm-Andreevka, the construction of marine tankers and the acquisition of rail tanks to transport petroleum products.

Acquisition of new companies and increase of interests

The total cash cost of acquiring new companies and to increase interests in subsidiaries and affiliated companies amounted to 10.7 billion roubles. Non-cash acquisitions were performed via the exchanging of 18.6 million treasury shares. A detailed description of acquisitions is provided in Note 4 of the consolidated financial statements.

Investment commitments

As of 31 December 2001, the Group had several obligations to finance various investment programmes. The figures for the most significant investment obligations are presented in roubles at the year end exchange rate. They include:

- development of oil fields in the Caspian Sea area — 30.4 billion roubles within the next 29 years
- exploratory and development drilling on terms of licence agreements in Russia — 14.2 billion roubles within the next 5 years
- development of Western Qurnah field (Iraq) — 14.9 billion roubles within 3 years after UN sanctions are lifted.
- finance of refinery upgrades in Central and Eastern Europe — 9.0 billion roubles until 2008 inclusively
- construction of marine tankers — 1.3 billion roubles until 2003 inclusively

Financial activities

As of December 31, 2001 the Group had total debts of 130.7 billion roubles, this figure increased by 60% in 2001. The proportion of long-term and short-term borrowings was 75% and 25% respectively.

In 2001 the Group repaid 9.4 billion roubles of long-term borrowings. Major leverage ratios are presented in the attached tables.

LUKOIL follows consistent policies of raising dividends both in absolute terms as well as a percentage of earnings. We plan to pay 12.8 billion roubles in dividends in 2002 (based on the results of 2001). The amounts are equivalent to 15% of the consolidated net income, an increase of 20% on the previous year. Historic dividends paid since the first year of payments in 1995 (2002 included) will amount to $1 billion at relevant year-end exchange rates.

In the year 2001 LUKOIL converted all preference shares into common shares. This allowed equal dividend rights for all shareholders.

Common shareholders, as expected after approval from the AGM, shall receive 15 roubles in dividends per share versus 8 roubles a year ago on 88% increase year on year.

MAJOR FINANCIAL RATIOS OF RELATIVE EFFICIENCY

	2000	2001
equity to assets ratio, % *(shareholders' equity + minority interest) / total assets*	**48.8**	**55.0**
net financial debt, million roubles *long-term and short-term borrowings – cash and cash equivalents – marketable securities*	**31,686**	**68,547**
leverage ratio, % *net financial debt / (net financial debt + shareholders' equity + minority interest)*	**16.1**	**20.7**
interest coverage ratio *(income before taxation + interest expenses) / interest expenses*	**20.4**	**14.4**

MANAGEMENT REPORT ON THE GROUP FINANCIAL STATEMENTS

The management of LUKOIL is responsible for the preparation of the consolidated financial statements of the Group of companies containing of the Statement of Income and the Balance Sheet, as well as the Notes and breakdowns of individual items, their completeness, reliability and objectivity. The financial statements were prepared in compliance with the applicable laws and regulations governing accounting procedures in the Russian Federation.

The financial statements of OAO LUKOIL, its subsidiaries and affiliated companies underwent an independent audit for compliance with the regulatory system governing accounting procedures in the Russian Federation and foreign countries where the companies of the LUKOIL Group are registered and operate.

Independent auditors conducted field tests and had access to the financial and other documents needed to obtain sufficient confidence that the financial statements prepared by OAO LUKOIL, its subsidiaries and affiliated companies comply with the requirements of Russian and foreign legislation and contain no material misstatements.

After the audits were completed, appropriate audit opinions were provided to the management of LUKOIL confirming the accuracy of the given financial statements of subsidiaries and affiliated companies, and its compliance with rules governing accounting procedures.

In the companies of the LUKOIL Group operating systems of internal financial control were established and operated. These services provide regular control over compliance with the accounting procedures, proper and correct records of transactions in the accounting books, the protection of property and other assets from unauthorised use.

Vagit ALEKPEROV
President

Lyubov KHOBA
Vice-President,
Head of Main Department
for Financial Accounting
and Control

May 27, 2002

Auditors' Opinion

To the Shareholders of OAO LUKOIL

We have audited the accompanying consolidated financial statements (hereinafter the "Financial Statements") of OAO LUKOIL (hereinafter the "Company") and its subsidiaries. The preparation of these financial statements is the responsibility of the Company's management. Our responsibility is to express an opinion on the truthfulness, in all material respects, of the financial statements based on our audit.

We conducted our audit pursuant to the Federal law No. 119 FZ "On Auditing Activity" dated 7 August 2001, the audit standards approved by the Presidential Audit Committee and KPMG's auditing methodology. The audit was planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatements. Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying Financial Statements present truthfully, in all material respects, the financial position of the Company as of 31 December 2001, and the results of its operations and its cash flows for the year then ended in accordance with the standard regulatory documents governing accounting and financial reporting in the Russian Federation. The financial statements, comprised of 25 pages, are stamped on each page by ZAO KPMG for the purpose of identification.

Without qualifying this Opinion, we draw your attention to Notes 4-12 of the Financial Statements of OAO LUKOIL and its subsidiaries, which states that the information for 2000 included in the tables, has not been audited.

Alexander Antonov

Director
ZAO KPMG
Moscow, Russian Federation
23 May 2002

OAO LUKOIL and its subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

Notes	2001	2000	For the full year, ended December 31
		in million roubles	
15,18	**434,392**	**422,591**	**Operating revenues**
18	(250,649)	(252,803)	Cost of sales
	183,743	169,788	Gross margin
	(37,241)	(28,662)	Selling expenses
	(19,244)	(13,857)	Administrative expenses
18	**127,258**	**127,269**	**Operating profit**
	4,883	3,542	Interest income
	(8,357)	(6,215)	Interest expense
	3,049	2,751	Dividends and returns on investments
17	922	(1,515)	Other operating revenues and expenses, net
	(19,913)	(9,255)	Other gains and losses, net
8	4,144	3,887	Share in earnings from affiliates
18	**111,986**	**120,464**	**Income before taxation**
10	(21,190)	(17,926)	Income taxes
	(80)	2	Extraordinary gains and losses, net
	90,716	**102,540**	**Net income before minority interest adjustments**
	(3,195)	(6,106)	Minority interest
18	**87,521**	**96,434**	**Net income attributable to LUKOIL shareholders**

Notes on pages 51-67 of the annual report are an integral part of the consolidated statement of income in all significant aspects of accounting, comparability and reliability.

OAO LUKOIL and its subsidiaries

CONSOLIDATED BALANCE SHEETS

in million roubles

Notes	2001	2000	As of December 31
			Current assets
6	17,102	17,998	Cash and cash equivalents
8	45,106	32,214	Short-term investments
11	96,844	79,989	Accounts and notes receivable
7	27,545	19,293	Inventories
	3,145	2,138	Deferred expenses and other current assets
	189,742	**151,632**	**Total current assets**
			Non-current assets
9	131,824	90,763	Tangible assets, net
9	24,604	10,929	Intangible assets, net
	57,712	38,401	Construction in progress
8	74,102	46,414	Long-term investment and other non-current assets
	288,242	**186,507**	**Total non-current assets**
	477,984	**338,139**	**TOTAL ASSETS**
			Current liabilities
13	32,141	14,517	Short-term borrowings
12	63,157	71,922	Accounts and notes payable
	11,261	11,082	Deferred income and other current liabilities
	106,559	**97,521**	**Total current liabilities**
			Long-term liabilities
14	98,614	67,381	Long-term loans
	9,048	7,376	Other long-term liabilities
18	**107,662**	**74,757**	**Total long-term liabilities**
	998	**872**	**Goodwill**
	10,416	**8,775**	**Minority interest**
			Shareholders' equity
	21	20	Stock capital
	85,380	70,382	Additional capital
	166,948	85,812	Retained earnings and reserves
	252,349	**156,214**	**Total shareholders' equity**
	477,984	**338,139**	**TOTAL LIABILITIES AND EQUITY**

Notes on pages 51-67 of the annual report are an integral part of the consolidated balance sheet in all significant aspects of accounting, comparability and reliability.

OAO LUKOIL and its subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

In million roubles 2001	For the full year, ended December 31
	Cash flows from operating activities
87,521	**Net income**
	Adjustments for non-cash items
13,447	Depreciation, depletion and amortization
(4,144)	Share in (earnings) from affiliates
6,430	Loss on asset disposals
(553)	Non-cash currency translation gain (loss)
(2,808)	Non-cash investing activities
3,195	Minority interest
3,211	All other items, net
(37,194)	Net changes in the working capital
69,105	**Net cash flows provided by operating activities**
	Cash flows from investing activities
(65,847)	Capital expenditures
1,256	Proceeds from sale of tangible assets
(4,763)	Changes in investments into notes
(24,845)	Purchase of long-term investments
4,345	Proceeds from sale of long-term investments
(10,753)	Acquisition of companies, net of cash acquired
(100,607)	**Net cash flows used in investing activities**
	Cash flows from financing activities
5,858	Changes in short-term borrowings
41,299	Proceeds from issuance of long-term debt
(9,441)	Repayment of long-term debt
(7,110)	Dividends paid
30,606	**Net cash flows provided by financing activities**
(896)	Net decrease of cash and cash equivalents
17,998	Cash and cash equivalents as of beginning of the year
17,102	Cash and cash equivalents at the end of the year

OAO LUKOIL and its subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

In million roubles

As of December 31, 2001	Disposals	Additions	As of December 31, 2000	
				Shareholders' equity
21	0	1	20	Stock capital
85,380	(2,692)	17,690	70,382	Additional capital
166,948	(30,350)	111,486	85,812	Retained earnings and reserves
				including
150	0	27	123	reserves fund
1,591	(487)	1,457	621	social funds
21,603	(16,800)	12,908	25,495	investment funds
0	(58)	58	0	target financing
56,083	(13,005)	9,515	59,573	retained earnings of previous years
87,521	0	87,521	0	retained earnings of 2001
252,349	**(33,042)**	**129,177**	**156,214**	**Total shareholders' equity**
				Provisions for forthcoming charges
408	**(2,247)**	**2,327**	**328**	**Total provisions for forthcoming charges**
				Other provisions
1,352	**0**	**188**	**1,164**	**Total other provisions**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Activities of LUKOIL

LUKOIL is the largest Russian vertically-integrated oil company.

LUKOIL Group companies are engaged in all main sectors of the modern oil business, including exploration and production of crude oil and natural gas, supplies, refining, transportation and marketing of oil and oil products, petrochemicals and oil-related activities.

Subsidiaries and affiliates of LUKOIL perform production, financing and investing activities in more than 50 regions of Russia and 25 countries on 4 continents of the world.

NOTE 2. External business environment

The major portion of LUKOIL's producing activities is exercised in the Russian Federation. The country has experienced fundamental changes dealing with the entire restructuring of economic institutions. These circumstances appear to be significant when conducting business activities and create a number of risks unusual for more mature market economies.

NOTE 3. Summary of significant accounting policies

3.1 Accounting standards

The consolidated financial statements of LUKOIL (hereinafter the "Financial Statements") have been prepared in conformity with Russian statutory accounting rules and regulations.

Financial statistics are reported in accordance with accounting policies, national accounting rules, and the organisational structure applicable to the year.

In 2001, no material changes were introduced in the Russian accounting standards or in the Company's accounting policies that could have had a significant effect on the consistency of the data published in this report, except for those described in point 3.3. Changes were introduced to improve the disclosure within the Financial Statements.

All data in the Financial Statements, unless otherwise specified, is shown on an accrual basis.

When preparing consolidated financial statements and notes thereto, estimates, judgements and assumptions may be used, which management believes are the best possible to give a fair and reliable presentation of the financial results and the financial position of the Group. Actual results may differ from such estimates due to a number of uncertainties involved in business activities.

Financial statements of overseas subsidiaries and affiliates have been prepared under applicable accounting standards of the countries where they were registered and/or conduct their businesses. For consolidation purposes, their financial statements have been translated into the Russian currency in accordance with the requirements of Russian legislation.

Management of LUKOIL believes that the existing differences in applicable accounting standards did not effect significantly reliability of the Financial Statements.

3.2 Principles of consolidation

The consolidated financial statements include financial statements of LUKOIL and its subsidiaries, as well as data of affiliates.

The activities of affiliated companies in which LUKOIL's effective interest ranges from 20% to 50% are shown in the Financial Statements according to the equity accounting method (with a proportional share in the net income and net assets of these companies included in the Financial Statements).

The Group companies whose activities (banking, finance, etc.) differ materially from core businesses of LUKOIL are accounted for under the equity method if actual interests are 20% and more; or at cost of acquisition in all other cases.

The basic principles of consolidated financial statements include the following adjustments:

- elimination of balances involved in settlements between the parent Company and the subsidiaries and those among the subsidiaries, as well as transactions within the Group, including revenues, expenses and dividends
- elimination of the book value of investments made by the parent Company into each subsidiary, and the share in the stock capital of each subsidiary owned by the Company
- elimination of unrealised profits resulting from intra-Group operations, included in the book value of assets, such as inventories and fixed assets
- computing the interest of minority shareholders in net income of consolidated subsidiaries for the accounting period and using it to adjust net income of the Group, which is attributable to LUKOIL's shareholders

Classification of subsidiaries by business segments for the purposes of the consolidated financial statements is determined in accordance with their charter activities and the operating revenues.

Classification of subsidiaries by geographic (regional) areas is performed in accordance with their place of legal registration and/or conducting business.

The Cash flow statement has been prepared based on the indirect method, which supposes elimination of all non-monetary revenue and expense items from Group net income, for the purposes of cash in flow from operations with further disclosure of information regarding cash flow used in investment and financing activities.

3.3 Significant changes in accounting policies and regulatory rules

1.The 2001 Financial Statements included consolidated statement of cash flows and consolidated statement of changes in shareholders' equity which were not prepared earlier. Additional information is provided in the Notes to the Financial Statements.

2.Presentation of minority interest in the Financial Statements was revised in 2001. Minority interest is now recorded as a single line in the statement of income, and not extracted from all lines (revenues, expenses, etc.). The income statement for 2000 was adjusted to reflect the change in accounting policies. Adjustments to the Balance Sheet were not performed as the new accounting method did not influence net income after deduction of minority interest.

3.Effective January 1, 2001 the Group adopted Russian Accounting Standard 6/01 Accounting for tangible assets and Russian Accounting Standard 14/2000 Accounting for intangible assets.

3.4 Recognition of revenues

Operating revenues are recognised when title to the product (commodity) has been transferred to a buyer or a customer has accepted the work (service). Revenues via non-cash payments (barter transactions, promissory notes etc.) are recognised on terms of contractual agreements.

3.5 Costs and expenses

Costs and expenses are accounted for in accordance with the regulatory rules effective in the Russian Federation, including instructions set by the industry ministries.

Costs and expenses are generally accounted for in conformity with the matching concept.

Repair expenses, including significant capital repairs and maintenance are expensed as incurred.

Expenditure on restoration of wells and on enhanced recovery techniques is expensed as incurred.

Generally, expenditure relating to the acquisition of rights to explore and develop fields is capitalized.

Expenditure on exploration activities (excluding those which are covered by refundable mineral replacement taxes) is capitalized.

3.6 Taxes and similar duties to State funds

Taxes and similar duties to State funds are recognised on the basis of effective legislation, using the relevant taxable rates, bases and applicable procedures set in the reporting period (financial accounting).

For the purpose of tax reporting to the budget and non-budget State funds, the cash basis of tax recognition (tax accounting) is used.

Income taxation for financial and tax accounting is determined on a cash basis.

3.7 Accounts and notes receivable

Accounts and notes receivable are recorded in the Financial Statements after excluding provisions for doubtful debts. Doubtful debts are recognized when collection of amounts is not exercised at the time of the contractual agreements and appropriate guarantees are not provided.

3.8 Depreciation and amortization

Depreciation is computed on a straight-line method over the estimated useful life of assets.

Intangible assets are amortised based on their estimated useful lives.

Goodwill is capitalised and amortised using the straight-line method over 20 years. Amortization of goodwill is written off into the financial results and included in other operating expenses. Negative goodwill is proportionally written off over 20 years into financial results and is included in other operating revenues.

Historical cost of land plots is not amortised.

Depletion (depreciation of assets pro rata to output) is used by international LUKOIL entities engaged in exploration and production activities.

3.9 Debt service expenses

Interest expense on loans and credits received for investment purposes is capitalised before the commissioning of the projects. Other interests are included in the interest expense line of the income statement.

3.10 Short-term and long-term investments

Short-term and long-term investments are recorded at cost of acquisition or in other ways, which are not in contradiction with accounting policy and accounting principles. The book value of securities, which are regularly quoted at stock exchanges and have public quotations, is reduced to the market price if the latter is below carrying value. The decrease in value is charged to the provisions for securities impairment.

3.11 Inventories

Inventories are generally valued at acquisition cost. Inventories are written off to cost of goods produced on an average cost method. Other methods of accounting may be used by international companies of the Group. The differences in accounting methods did not materially affect the financial data of the Group.

3.12 Tangible and intangible assets

Tangible assets of LUKOIL's Russian subsidiaries include producing and non-producing assets with an estimated life greater than one year.

Intangible assets include intellectual properties, patents, trademarks. Goodwill is also a component of intangible assets.

Goodwill is defined as the difference between costs of acquisition made by the Group and nominal value of the shares of acquired subsidiaries. Goodwill of foreign subsidiaries is translated in accordance with the requirements of the Russian regulation at exchange rates as of year-end.

3.13 Credit and loan liabilities

Short-term and long-term financial borrowings include any interest due at the reporting date.

Long-term loans and credits exclude amounts payable within 12 months from the reporting date. The current portion of long-term debt is shown in short-term borrowings.

3.14 Reporting currency

The Russian rouble is the reporting currency within the consolidated financial statements.

Foreign exchange gains and losses from operations in foreign currencies are charged to financial results and included in other gain and losses.

Financial statements of foreign subsidiaries and affiliates of LUKOIL are translated into the reporting currency at exchange rates set by the Russian Central Bank. Differences which occur as a result of translation are recorded as additional capital.

NOTE 4. Main Group organisational changes

In 2001, the consolidated Group of LUKOIL changed following acquisitions, restructuring, sales and abandonments.

In January the Group acquired 28% of Getty Petroleum Marketing Inc.(USA) and as a result increased it's total ownership in the company up to 100%.

In March the Group acquired 74.1% of shares in OAO Arkhangelskgeoldobycha. Interests of 14% and 24% were acquired in subsidiaries OAO LUKOIL-Ukhtaneftepererabotka and OAO LUKOIL-Kominefteprodukt respectively.

In September the Group acquired 60% of shares in OAO Yamalneftegasdobycha. The company has licenses to develop gas and condensate fields within the area of Yamal-Nenets Autonomous district.

In September the Group acquired 97.2% of Bitech Petroleum Corporation (Canada) which operates mainly in the Republic of Komi (Russia).

The Group increased its effective interest in ZAO LUKOIL-Perm from 64% to 73%. The subsidiary increased its ownership in OOO Permtex and OOO AmKomi to 100%.

Effective interest of the Group in OOO Permneftegazpererabotka increased to 100%.

In October the Group acquired 85.4% share of OAO NORSI-OIL (Nyzhny Novgorod, Russia) at a privatization tender. Core activities of subsidiaries and affiliates of OAO NORSI-OIL are refining of crude oil and marketing of petroleum products. Its marketing network is located within the territories of 3 regions and republics of Russia.

NOTE 5. Commitments and contingencies

As of the reporting date there are some conditional events in the economic activity, the consequences of which and their future occurrence are uncertain. These consequences may arise depending on whether one or more events take place in the future. These conditional factors include, above all, guarantees or other collateral, which have been issued in favor of third parties prior to the reporting date and the maturity dates which are yet to occur; court proceedings in progress; obligations with respect to environmental protection and others.

As of December 31, 2001 the Group issued guarantees in favor of third parties worth 474 million roubles. Company management believes that the likelihood of a loss being incurred with respect to these obligations is insignificant.

On November 27, 2001, Archangel Diamond Corporation ("ADC"), a diamond development company with its principal place of business in Lakewood (Colorado, USA), filed a lawsuit in the circuit court of Denver, Colorado, against OAO Arkhangelskgeoldobycha ("AGD"), a Group company, and the Company (together the "Defendants") claiming compensation for damage allegedly caused by the Defendants relating to Almazny Bereg, a joint venture between AGD and ADC. ADC claims, among other things, that the Defendants interfered with the transfer of a diamond exploitation license which was subject to an agreement between ADC and AGD. The total amount of the claim is 144.7 billion roubles ($4.8 billion), including compensatory damages of 36.2 billion roubles ($1.2 billion) and penalties of 108.5 billion roubles ($3.6 billion). The claim is currently in its early stages, but the Company believes the claim to be without merit and plans a vigorous defense. While the claim is in its early stages and no assurance can be given about the ultimate outcome, the Company does not believe that the ultimate resolution of this matter will have a material adverse effect on its financial condition.

The Group is involved in various other claims and legal proceedings arising in the normal course of business. While these claims may seek substantial damages against the Group and are subject to inherent uncertainty in any litigation, management does not believe that the ultimate resolution of such matters will have a significant adverse impact on the Group's operating results or financial condition.

In million roubles, unless otherwise specified

NOTE 6. Cash and cash equivalents

The rouble denominated cash position of the Group as of the end of the reporting period is illustrated in the table below. Bank accounts include rouble and foreign currency accounts. Other cash and cash equivalents include bank deposits (up to 3 months of maturity), letters of credit and open checks issued, cash in transit, etc.

2001	2000 (unaudited)	As of December 31
78	49	Cash on hand
11,065	12,264	Cash with bank accounts
5,959	5,685	Other cash and cash equivalents
17,102	**17,998**	**Total cash and cash equivalents**

Cash and cash equivalents by currency type

2001	2000 (unaudited)	As of December 31
5,118	5,350	Russian roubles
11,984	12,648	Foreign currencies
17,102	**17,998**	**Total cash and cash equivalents**

NOTE 7. Inventories

The main components of the Group's inventories are crude oil and petroleum products stored within its own facilities, or at transportation companies. Inventories of crude oil and petroleum products are accounted for at actual production cost, excluding general and administrative expenses. Petroleum and other commodities at wholesale and retail outlets are generally accounted for at their cost of acquisition.

2001	2000 (unaudited)	As of December 31
2,521	2,119	Crude oil
9,387	5,401	Refining and petrochemical products
3,546	1,831	Supplies for oil production and related activities
2,129	1,783	Supplies for oil refining
1,764	1,058	Work in progress
8,198	7,101	Other inventories
27,545	**19,293**	**Total inventories**

In million roubles, unless otherwise specified

NOTE 8. Short-term and long-term investments, other non-current assets

Marketable securities and long-term investments are stated at cost of acquisition and include investment in shares, bonds, other securities, treasury stock purchased from shareholders and other expenditures with a term of one year and over respectively.

2001	Disposals	Additions	2000 (unaudited)	As of December 31
				Short-term investments
11,129	(56,509)	53,751	13,887	Bank deposits
22,005	(665)	8,822	13,848	Stock and securities (including treasury stock)
8,161	(2,248)	9,011	1,398	Loans given
3,811	(55,710)	56,440	3,081	Other marketable securities
45,106	**(115,132)**	**128,024**	**32,214**	**Total short-term investments**
				Long-term investments
15,095	(1,754)	8,470	8,379	Investments in affiliated companies
2,454	(4,058)	816	5,696	Investments in stock and securities
50	(1,482)	1,323	209	Bank deposits
49,278	0	25,915	23,363	Sharing project finance
4,429	(15,344)	17,751	2,022	Loans given
1,495	(4,948)	889	5,554	Other long-term investments
(2)	125	0	(127)	Provisions for impairment
1,303	(15)	0	1,318	Other non-current assets
74,102	**(27,476)**	**55,164**	**46,414**	**Total long-term investments and other non-current assets**

In million roubles, unless otherwise specified

NOTE 8. Short-term and long-term investments, other non-current assets (continued)

Combined financial statements of affiliated companies

Tables below contain data on the combined financial statements of affiliated companies. The reporting of the Group includes its share in net income of affiliated companies.

Combined statements of income

2001		2000 (unaudited)		For the full year, ended December 31
TOTAL	LUKOIL	TOTAL	LUKOIL	
44,984	19,017	47,645	19,043	Operating revenues
(32,024)	(13,384)	(34,847)	(13,496)	Cost of sales, selling and administrative expenses
12,960	5,633	12,798	5,547	Operating profit
(1,154)	31	(88)	2	Other income (losses)
11,806	5,664	12,710	5,549	Income before taxation
(3,413)	(1,520)	(3,958)	(1,662)	Income taxes
8,393	**4,144**	**8,752**	**3,887**	**Net income**

Combined balance sheets

2001		2000 (unaudited)		As of December 31
TOTAL	LUKOIL	TOTAL	LUKOIL	
36,439	26,903	20,688	12,646	Current assets
25,062	12,635	5,461	2,610	Fixed assets
61,501	**39,538**	**26,149**	**15,256**	**Total assets**
31,472	22,466	16,893	10,870	Current liabilities
9,827	4,356	1,374	560	Long-term liabilities
20,202	12,716	7,882	3,826	Equity and reserves
61,501	**39,538**	**26,149**	**15,256**	**Total liabilities and equity**

In million roubles, unless otherwise specified

NOTE 9. Tangible and intangible assets

Oil-related operations of the Group are essentially capital-intensive productions. A substantial proportion of property, plant and equipment consists of oil and gas properties and production facilities. The table below represents gross and net book value of tangible and intangible assets of the Group. The classification of property, plant and equipment of the Group as disclosed in the table conforms to Russian legislation.

Tangible assets by categories, at cost

Buildings	Construction facilities	Machinery and equipment	Transport facilities	Other tangible assets	Total tangible assets	
10,203	**79,535**	**63,847**	**8,717**	**12,004**	**174,306**	**As of January 1, 2001** (unaudited)
2,748	22,234	18,018	2,438	5,139	**50,577**	Additions
800	1,899	1,194	739	402	**5,034**	Acquisitions
(230)	(739)	(1,328)	(301)	(515)	**(3,113)**	Disposals
0	137	1,539	0	676	**2,352**	Translation differences for foreign subsidiaries
13,521	**103,066**	**83,270**	**11,593**	**17,706**	**229,156**	**As of December 31, 2001**

Tangible assets by categories, net

Buildings	Construction facilities	Machinery and equipment	Transport facilities	Other tangible assets	Total tangible assets	
7,545	**40,263**	**26,074**	**7,042**	**9,839**	**90,763**	**As of January 1, 2001** (unaudited)
10,361	**59,299**	**38,624**	**9,136**	**14,404**	**131,824**	**As of December 31, 2001**

Leased out and rented tangible assets

2001	Disposals	Additions	2000 (unaudited)	
5,798	(1,713)	3,443	4,068	Tangible assets leased out
996	(1,443)	842	1,597	Tangible assets under lease

In million roubles, unless otherwise specified

Intangible assets by categories, at cost

Rights, patents and licenses	Goodwill	Other intangible assets	Total intangible assets	
1,633	**9,802**	**757**	**12,192**	**As of January 1, 2001** (unaudited)
70	16,272	168	16,510	Additions/Acquisitions
(1,467)	0	(440)	(1,907)	Disposals
236	**26,074**	**485**	**26,795**	**As of December 31, 2001**

Intangible assets by categories, net

Rights, patents and licenses	Goodwill	Other intangible assets	Total intangible assets	
1,541	**8,749**	**639**	**10,929**	**As of January 1, 2001** (unaudited)
205	**24,080**	**319**	**24,604**	**As of December 31, 2001**

In million roubles, unless otherwise specified

NOTE 10. Taxation

OAO LUKOIL and its subsidiaries are payers of all taxes and State duties relating to their activities as set by the Russian legislation and regulations of foreign countries where LUKOIL Group companies conduct their business.

The tables below show data regarding accrued taxes and similar State duties.

Value-added tax includes a refundable portion, being VAT paid to suppliers and contractors and offsetable in the reporting period.

Mineral replacement tax includes both amounts due to the budget and amounts retained at the disposal of LUKOIL subsidiaries to finance exploration expenditures.

2001	2000 (unaudited)	For the full year, ended December 31
		Taxes
65,133	48,534	Value-added tax
10,537	9,642	Excise taxes
20,817	18,491	Royalties and mineral replacement tax
21,190	17,926	Income taxes
24,240	16,592	Export duties
3,408	3,227	Taxes on financial results (local deductions)
6,165	1,527	Other taxes and state duties
151,490	**115,939**	**Total taxes**
		Duties to State funds
16,891	**14,087**	**Total duties to State funds**

Income taxes

Increased or decreased sum of the taxable income depends on the adjustments made to the estimated amounts of costs exceeding the established standards, exchange rate differences, income and expense involved in the movement of assets, capital investment allowances, and individual types of expenditures and costs.

2001	2000 (unaudited)	For the full year, ended December 31
111,986	**120,464**	**Income before taxation (as reported)**
2,720	(3,423)	Adjustments for taxation accounting purposes
114,706	**117,041**	**Income before taxation (for taxation purposes)**
22,429	6,604	Increase of taxable income
(57,410)	(51,514)	Decrease of taxable income
79,725	**72,131**	**Taxable income**
20,625	16,705	Corporate income tax
565	1,221	Other income-related taxes
21,190	**17,926**	**Total income taxes**
		Actual income taxes, as a percentage of
18.9	14.9	□ income before taxation (as reported)
26.6	24.9	□ taxable income for taxation purposes

In million roubles, unless otherwise specified

NOTE 11. Accounts and notes receivable

Accounts and notes receivable include value added tax paid on purchases and subject to refund, the value of shipped but not yet paid goods and services at contracted prices, including sales taxes, notes receivable, advances paid, settlements with affiliated companies, and other accounts not mentioned above.

Accounts and notes receivable are presented in the table without excluding the doubtful debt provision. Provisions for doubtful accounts is stated separately in the table.

2001	2000 (unaudited)	As of December 31
		Due over 12 months after the reporting date
520	1,606	Buyers and customers
61	101	Notes receivable
70	20	Settlements with affiliated companies
77	1,008	Advances paid
245	6,204	Other debtors
973	**8,939**	**Total due over 12 months after the reporting date**
		Due within 12 months after the reporting date
38,305	39,030	Buyers and customers
2,881	626	Notes receivable
707	1,311	Settlements with affiliated companies
10,339	6,230	Advances paid
22,336	9,692	Taxes and similar duties to State funds
7,587	3,056	Other debtors
(1,352)	(1,164)	Provisions for doubtful debt
80,803	**58,781**	**Total due within 12 months after the reporting date**
15,068	**12,269**	**Input value-added tax**
96,844	**79,989**	**Total accounts and notes receivable**

NOTE 12. Accounts and notes payable

Accounts and notes payable include accounts payable to suppliers and contractors, liabilities secured by notes, advances received, settlements with affiliated companies and other liabilities not mentioned above.

2001	2000 (unaudited)	As of December 31
27,145	48,786	Supplies and contractors
1,748	354	Notes payable
1,776	1,204	Advances received
1,538	1,446	Settlements with affiliated companies
16,868	9,167	Taxes and duties to State funds
14,082	10,965	Other creditors
63,157	**71,922**	***Total accounts and notes payable***

In million roubles, unless otherwise specified

NOTE 13. Short-term borrowings

Short-term borrowings are utilized by the Group principally to finance export trading (prepayment of transport fees, taxes and and other immediate expenses under short-term financing of importers), and to provide working capital.

2001	2000 (unaudited)	As of December 31
16,197	10,075	Bank loans
6,967	4,442	Loans from non-banking institutions
8,977	0	Bonds
32,141	**14,517**	**Total short-term borrowings**

NOTE 14. Long-term loans

Group companies obtain long-term financing mainly to fund investment and business development programmes. The composition of long-term debt of LUKOIL as of December 31, 2000 and 2001 is set out in the table below with a breakdown by type of borrowing, interest rate, and maturity.

2001	2000 (unaudited)	As of December 31
30,835	9,462	Bank loans
50,328	38,503	Loans from non-banking institutions
17,451	19,416	Bonds
98,614	**67,381**	**Total long-term loans**

In million roubles, unless otherwise specified

Allocation of long-term loans by nominal interest rates

2001	2000 (unaudited)	As of December 31
28,021	17,194	up to 5%
64,893	40,747	from 5 to 10%
3,086	4,109	from 10 to 15%
1,946	476	15% and more
668	4,855	floating rates
98,614	**67,381**	**Total long-term loans**

Allocation of long-term loans by expected maturities

2001	As of December 31
34,756	Due in 2003
7,209	Due in 2003 — 2004
12,844	Due in 2003 — 2005
11,222	Due in 2003 — 2006
32,583	Due in 2003 — 2007 and later
98,614	**Total long-term loans**

In million roubles, unless otherwise specified

NOTE 15. Operating revenues

The table below shows operating revenues of the consolidated Group with a breakdown by major product groups and routes of destination.

2001	For the full year, ended December 31
87,514	Sales of crude oil and natural gas in Russia
99,415	Export of crude oil and sales of oil by foreign subsidiaries
81,576	Sales of refined products in Russia
137,868	Export of refined products and sales of refined products by foreign subsidiaries
20,066	Other sales within Russia
7,953	Other export sales and other sales of foreign subsidiaries
434,392	**Total operating revenues**

NOTE 16. Cost of sales, selling and administrative expenses

The table below discloses the major components of the cost of sales in the consolidated statement of income. Total cost of sales in the table includes selling and administrative expenses.

2001	For the full year, ended December 31
108,267	Purchases of crude oil and products
24,879	Supplies and materials
10,404	Fuel and energy
11,285	Depreciation, depletion and amortization
27,149	Transportation
29,990	Production taxes (excluding social)
23,619	Salaries and remuneration
5,310	Deductions to pension funds
5,909	Insurance
351	Research and development
630	Consultancies and audits
59,341	Other costs and expenses
307,134	**Total cost of sales, selling and administrative expenses**

Depreciation, depletion and amortization

Depreciation, depletion and amortization included in the income statement comprise the following items.

2001	For the full year, ended December 31
11,285	Cost of sales, selling and administrative expenses
2,162	Other operating expenses and other losses
13,447	**Total depreciation, depletion and amortization**

In million roubles, unless otherwise specified

NOTE 17. Other operating revenues and expenses

The table below shows major other operating revenues and expenses of the consolidated statement of income.

2001	For the full year, ended December 31
173,837	Proceeds from foreign currency sales
34,701	Proceeds from sales of property
2,304	Recovery of assets value written-off earlier
12,743	Other revenues
223,585	**Total other operating revenues**
(173,924)	Expenses on foreign currency sales
(34,808)	Expenses on sales of property
(3,408)	Taxes on financial results
(941)	Amortization of goodwill
(9,582)	Other expenses
(222,663)	***Total other operating expenses***
922	**Total other operating revenues, net of expenses**

NOTE 18. Segments

Business segments

Exploration and production	Refining, marketing and distribution	Inter-segment elimination	TOTAL	
152,811	360,645	(79,064)	434,392	Operating revenues
45,649	78,437	3,172	127,258	Operating profit
45,007	63,576	3,403	111,986	Income before taxation
32,161	51,957	3,403	87,521	Net income
95,056	237,642	(82,049)	250,649	Cost of sales
252,323	277,685	(52,024)	477,984	Total assets
146,013	109,938	0	255,951	Tangible and intangible assets, at historical cost
72,309	64,135	(28,782)	107,662	Long-term liabilities
122,784	136,941	(45,504)	214,221	Total liabilities
61,804	34,742	(3,046)	93,500	Capital expenditures and investments
2,272	1,872	0	4,144	Share in earnings from affiliates

In million roubles, unless otherwise specified

NOTE 18. Segments (continued)

Geographical segments

Western Siberia	European Russia	International	Inter-segment elimination	TOTAL	
78,122	274,538	255,852	(174,120)	**434,392**	Operating revenues
20,114	99,341	4,798	3,005	**127,258**	Operating profit
18,201	86,412	4,448	2,925	**111,986**	Income before taxation
13,018	67,800	3,778	2,925	**87,521**	Net income
56,404	136,720	234,630	(177,105)	**250,649**	Cost of sales
82,047	252,451	175,720	(32,234)	**477,984**	Total assets
78,642	114,548	62,761	0	**255,951**	Tangible and intangible assets, at historical cost
4,083	41,183	63,227	(831)	**107,662**	Long-term liabilities
24,544	95,223	121,131	(26,677)	**214,221**	Total liabilities
18,738	60,474	14,366	(78)	**93,500**	Capital expenditures and investments
1,035	2,195	914	0	**4,144**	Share in earnings from affiliates

In million roubles, unless otherwise specified

NOTE 19. Related party transactions

Sales of oil and oil products to related parties in 2001 were 2,953 million roubles. Purchases of oil and oil products from related parties in 2001 were 4,699 million roubles. Purchases of construction services from related parties were 11,346 million during the year, ended December 31, 2001. Related parties rendered insurance services to LUKOIL Group companies for 5,673 million roubles during the year ended December 31, 2001.

Accounts receivable from related parties were 4,382 million roubles as of December 31, 2001.

Accounts payable to related parties were 1,578 million roubles as of December 31, 2001.

As of December 31, 2001 the Group held 2,034 million roubles with accounts of related banks. Loans and advances from related parties were 1,522 million roubles as of December 31, 2001.

As of December 31, 2001 the Government of the Russian Federation owned 13,5% of the common stock of the Company. The Russian Federation also owns, controls, or has significant influence over the operations of many other companies and enterprises in the Russian Federation and has a significant influence on the operation of the economy. A significant part of the activity of Group companies is linked to companies belonging to or controlled by the Russian Federation. The Russian Federation is a customer and supplier of the Group through numerous affiliated and other related organizations. Management considers such commercial relationships as part of the normal course of conducting business in the Russian Federation and considers that such relationships will remain the same for the fore seeable future. Information on these transactions is not disclosed as related party transactions.

NOTE 20. Exchange rates

The table below contains exchange rates of currencies, the share of which in revenues and settlements of the consolidated Group (other than denominated in roubles) exceeds 1% each.

Year-average		December 31		
2000	2001	2000	2001	Exchange rates
28.12	29.17	28.16	30.14	US dollar
13.26	13.36	13.41	13.54	Bulgarian lev
19.77	19.85	19.36	19.97	Kazakh tenghe (per 100)
51.36	54.19	51.08	56.41	Ukrainian hrivna (per 10)

NOTE 21. Subsequent events

On February 12, 2002 the Charter of the Company was amended following the conversion of convertible preferred shares into common shares. Stock capital of the Company consists of 850,563,255 common shares of 0,025 roubles par value each.

OPERATING STATISTICS

Recoverable oil reserves in Russia

in millions of tonnes

2000 ABC_1	C_2	**2001** ABC_1	C_2	**As of December 31**
2,177	701	2,335	810	Consolidated subsidiaries
327	75	161	34	Affiliated companies
2,504	**776**	**2,496**	**844**	**Total LUKOIL**
				Including:
1,195	416	1,229	452	Western Siberia
535	60	539	98	Central Russia
774	300	728	294	Northern Russia

Recoverable natural gas reserves in Russia

in billions of cubic metres

2000 ABC_1	C_2	**2001** ABC_1	C_2	**As of December 31**
141	71	498	547	Consolidated subsidiaries
14	1	12	5	Affiliated companies
155	**72**	**510**	**552**	**Total LUKOIL**
				Including:
69	32	341	273	Western Siberia
44	4	114	259	Central Russia
42	36	55	20	Northern Russia

Crude oil production (including gas condensate)

in thousands of tonnes

2000 total	2000 share	2001 total	2001 share	For the years ended December 31
69,227	66,114	71,248	68,200	Consolidated subsidiaries
8,514	3,813	7,074	3,882	Affiliated companies
77,741	**69,927**	**78,322**	**72,082**	**Total LUKOIL**
				Including:
50,790	49,096	51,100	49,266	Western Siberia
14,138	12,079	14,249	12,575	Central Russia
10,743	6,682	10,752	8,020	Northern Russia
75,671	67,857	76,101	69,861	Total Russia
2,070	2,070	2,221	2,221	International

Commercial gas production (including oil-associated gas)

in millions of cubic metres

2000 total	2000 share	2001 total	2001 share	For the years ended December 31
4,504	4,307	4,744	4,541	Consolidated subsidiaries
509	282	489	316	Affiliated companies
5,013	**4,589**	**5,233**	**4,857**	**Total LUKOIL**
				Including:
2,224	2,189	2,282	2,214	Western Siberia
1,395	1,180	1,457	1,330	Central Russia
648	474	823	642	Northern Russia
4,267	3,843	4,562	4,186	Total Russia
746	746	671	671	International

Drilling

in thousands of metres

2000 exploration	2000 development	2001 exploration	2001 development	For the years ended December 31
321	1,291	371	1,749	Consolidated subsidiaries
39	264	49	306	Affiliated companies
360	**1,555**	**420**	**2,055**	**Total LUKOIL**
				Including:
181	1,063	199	1,438	Western Siberia
118	229	141	293	Central Russia
40	203	73	244	Northern Russia
339	1,495	413	1,975	Total Russia
21	60	7	80	International

Oil wells in operation

in units

2000 total	2000 producing	2001 total	2001 producing	As of December 31
25,272	21,218	26,986	22,871	Consolidated subsidiaries
1,942	1,648	1,479	1,255	Affiliated companies
27,214	**22,866**	**28,465**	**24,126**	**Total LUKOIL**
				Including:
15,721	13,210	16,473	13,970	Western Siberia
7,975	7,427	8,280	7,757	Central Russia
3,242	1,992	3,389	2,133	Northern Russia
26,938	22,629	28,142	23,860	Total Russia
276	237	323	266	International

Installed refinery capacities of OAO LUKOIL

in thousands of tonnes

	As of December 31, 2001
	Refineries in Russia
41,810	Crude distillation
15,347	Vacuum distillation
1,282	Visbreaking
2,238	Coking
1,007	Catalytic cracking
4,237	Catalytic reforiming
9,404	Medium distillates hydrotreating
1,182	Naphtha hydrotreating
1,611	Bitumen production
704	Gas plant
	Lubes production
2,055	solvent deasphalting
2,720	solvent extraction
1,946	solvent dewaxing
4.6	Technological complexity (Nelson) index
	International refineries
18,423	Crude distillation
7,522	Vacuum distillation
1,500	Visbreaking
493	Coking
2,421	Catalytic cracking
1,638	Catalytic reforiming
235	Alkylation
156	Isomerisation
4,466	Medium distillates hydrotreating
818	Naphtha hydrotreating
2,600	Vacuum gas oil hydrotreating
441	Bitumen production
603	Gas plant
85	MTBE production
5.7	Technological complexity (Nelson) index

Oil refining and commercial product output

in thousands of tonnes

2000	**2001**	**For the years ended December 31**
		Own refineries in Russia
23,376	**29,443**	**Refining throughput**
22,191	**27,996**	**Oil product output**
3,351	3,885	Motor gasoline
1,928	2,033	low-octane
1,423	1,852	high-octane
629	915	Other gasoline
1,092	1,695	Jet fuel
6,446	7,549	Diesel fuel
613	1 074	Bunker fuel and heating oil
6,251	8,679	Fuel oil (mazut) and bitumen
941	977	Vacuum gas oil
899	1,143	Lubricants
1,969	2,079	Other
		Own international refineries
8,992	**8,604**	**Refining throughput**
8,509	**8,211**	**Oil product output**
1,944	1,759	Motor gasoline
303	213	low-octane
1,641	1,546	high-octane
0	1	Other gasoline
138	191	Jet fuel
3,096	2,762	Diesel fuel
0	198	Bunker fuel and heating oil
1,853	2,153	Fuel oil (mazut) and bitumen
0	48	Vacuum gas oil
0	10	Lubricants
1,478	1,089	Other
		Total own refineries
32,368	**38,047**	**Refining throughput**
30,700	**36,207**	**Oil product output**
5,295	5,644	Motor gasoline
2,231	2,246	low-octane
3,064	3,398	high-octane
629	916	Other gasoline
1,230	1,886	Jet fuel
9,542	10,311	Diesel fuel
613	1 272	Bunker fuel and heating oil
8,104	10,832	Fuel oil (mazut) and bitumen
941	1,025	Vacuum gas oil
899	1,153	Lubricants
3,447	3,168	Other

Supplies of crude oil by the Group companies in 2001

in thousands of tonnes

Consolidated subsidiaries	Affiliated companies	Total	For the years ended December 31
74,859	**5,708**	**80,567**	**Total supplies**
69,379	5,708	75,087	Own production
5,480	0	5,480	Purchases on the market
74,859	**5,708**	**80,567**	**Supplied to:**
28,996	679	29,675	own refineries in Russia (including mini-refineries)
13,620	1,935	15,555	third-party refineries in Russia
29,756	3,012	32,768	export supplies
2,487	82	2,569	other supplies (for government needs included)

Oil product supplies by LUKOIL Group companies in 2001

in thousands of tonnes

2000	2001	For the years ended December 31
43,471	**44,819**	**Total supplies**
26,270	24,741	Supplies to domestic market
7,801	10,778	Export supplies from Russia
9,400	9,300	Supplies from international refineries

Network of service stations (excluding franchising)

in units

2000	2001	As of December 31
1,042	1,384	Russia
253	883	FSU and European countries
1,260	1,277	U.S.A.
2,555	**3,544**	**Total LUKOIL**

Gas processing

in thousands of tonnes

2000	2001	For the years ended December 31
1,417	**1,516**	**Gas feedstock processing**
1,270	**1,365**	**Total commercial product output**
		Including:
324	325	liquefied gas
97	99	natural gas liquids
849	941	other products

INFORMATION ABOUT THE CHARTER CAPITAL, DISTRIBUTION OF SHARES AND STOCK MARKET QUOTATIONS

Charter capital of OAO LUKOIL

in shares

2000 Number of shares	%	2001 Number of shares	%	As of December 31
738,351,391	90.5%	850,563,255	100.0%	Common shares
77,211,864	9.5%	0	0.0%	Preferred shares
815,563,255	**100.0%**	**850,563,255**	**100.0%**	**TOTAL**

Distribution of OAO LUKOIL shares by holders

Common shares: Number of shares	%	As of December 31, 2001
26,236,598	3.1%	Individuals
245,841,925	28.9%	Industrial and commercial companies
463,833,694	54.5%	Commercial and investment banks
1,000	0.0%	Pension and trust funds
10,948	0.0%	Insurance companies
114,639,090	13.5%	Russian government
850,563,255	**100.0%**	**Total shares**

Largest shareholders of OAO LUKOIL

Common shares: Number of shares	%	As of December 31, 2001
114,639,090	13.5%	Russian government
		Including:
50,000,000	5.9%	OAO Komprivatizatsiya
444,703,835	52.3%	ING Bank (Eurasia)*
		Including:
422,987,911	49.7%	ADRs
21,676,924	2.5%	GDRs
29,044,914	3.4%	Depositary-Clearing Company*
55,140,681	6.5%	NIKOIL Depositary Company*
87,003,566	10.2%	LUKOIL-Reserve-Invest*
50,079,368	5.9%	National Depositary Centre*

*Nominee holder

Codes assigned to OAO LUKOIL shares

Code	Trading floor
LKOH	Russian Trading System (RTS)
RU0009024277	Moscow Interbank Currency Exchange (MICEX)
RU14LKOH5018	
RU14LKOH6008	
RU14LKOH8004	
LUKOY	US over-the-counter market (US OTC)*
JSCLYP	
LUK	Deutsche Borse*

*ADRs on OAO LUKOIL common shares

OAO LUKOIL common share quotations in the Russian Trading System (in dollars per share)

2000		2001		
Minimum	**Maximum**	**Minimum**	**Maximum**	
9.9	17.1	8.1	11.8	1st quarter
11.2	15.9	8.6	14.2	2nd quarter
12.4	16.8	9.1	12.1	3rd quarter
7.9	15.6	9.1	13.7	4th quarter

ADR quotations on OAO LUKOIL shares in 2001 on the Frankfurt stock exchange (in dollars per ADR)

Common (1 ADR represents 4 common shares)		Preferred** (1 ADR represents 2 preferred shares)		
Minimum	**Maximum**	**Minimum**	**Maximum**	
35.9	46.9	17.4	22.9	1st quarter
36.1	56.9	19.6	22.9	2nd quarter
36.0	49.4	19.7	23.9	3rd quarter
36.2	54.6	-	-	4th quarter

** ADR quotations on preferred shares are stated until September 14, 2001. On September 14, 2001 preferred shares were swapped into convertible preferred shares. On November 22, 2001 all convertible preferred shares were swapped into common shares.

Dividend history

roubles per share

Year		Dividend per common share		Dividend per preferred share	
		Declared	Adjusted	Declared	Adjusted
1994	(125 roubles par value)	500	0.10	500	0.10
1995	(25 roubles par value)	200	0.20	500	0.50
1996	(25 roubles par value)	300	0.30	1,000	1.00
1997	(25 roubles par value)	0.22	0.22	0.91	0.91
1998	(0.025 roubles par value)	0.25	0.25	2.67	2.67
1999	(0.025 roubles par value)	3.00	3.00	17.45	17.45
2000	(0.025 roubles par value)	8.00	8.00	59.16	59.16
2001*	(0.025 roubles par value)	15.00	15.00	-	-

* Dividend size recommended by the Board of Directors of OAO LUKOIL to be approved by the Annual Meeting of the Shareholders on June 27, 2002

The declared dividend is quoted on the corresponding year's price scale, without adjustment for denomination.
The adjusted dividend is quoted for the comparable conditions of 2001 (par values and price scale).

*Total amount of dividend payments**

in millions of roubles

Year	Common shares	Preferred shares	**Total shares**
1995	46	2	**48**
1996	130	32	**162**
1997	199	73	**272**
1998	147	70	**217**
1999	167	206	**373**
2000	2,215	1,347	**3,562**
2001	6,054	4,568	**10,622**
2002**	12,758	0	**12,758**

* Data on dividends are based on the total number of the actually floated shares as of the date of making a list of the shareholders authorised to take part in the General Shareholder Meeting and to receive dividends as to the given year's results.

** On the basis of dividend size recommended by the Board of Directors of OAO LUKOIL to be approved by the Annual Meeting of the Shareholders on June 27, 2002

Changes in the charter capital of OAO LUKOIL

New shares	Shares as of Dec 31	Year, placement, par value and class of shares
		1998
		No changes (0.025 roubles par value)
0	669,351,391	common shares
0	77,211,864	preferred shares
0	**746,563,255**	**Total shares**
		1999
		Issue of convertible preferred shares
11,500,000		convertible preferred shares (0.15 roubles par value)
		Issue of common shares
69,000,000		common shares (0.025 roubles par value)
		Conversion of shares
(11,500,000)		1 convertible preferred share = 6 common shares
		Number of shares after conversion
	738,351,391	common shares (0.025 roubles par value)
	77,211,864	preferred shares (0.025 roubles par value)
	815,563,255	**Total shares**
		2000
		No changes
0	738,351,391	common shares
0	77,211,864	preferred shares
0	**815,563,255**	**Total shares**
		2001
		Issue of common shares (0.025 roubles par value)
18,431,061		common shares
		Issue of common shares (0.025 roubles par value)
16,568,939		common shares
		Issue of convertible preferred shares (0.025 roubles par value)
77,211,864		convertible preferred shares
		Conversion of shares
(77,211,864)		1 preferred share = 1 convertible preferred share
		Issue of common shares (0.025 roubles par value)
77,211,864		common shares
		Conversion of shares
(77,211,864)		1 convertible preferred share = 1 common share
		Number of shares after conversion
	850,563,255	common shares
	0	preferred shares
	850,563,255	**Total shares**

The following pages contain Consolidated Financial Statements of OAO LUKOIL prepared in accordance with accounting principles generally accepted in the United States of America. They do not form part of the Russian statutory report and financial statements and have not been included in the Russian version of this document. These financial statements are prepared on a basis different from the Russian statutory accounts and the operational results shown are different in certain material respects. Please carefully read the Auditors' notes which explain the basis of preparation, summary of significant accounting policies and certain other aspects of the financial results of OAO LUKOIL.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of OAO LUKOIL:

We have audited the accompanying consolidated balance sheets of OAO LUKOIL and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the management of OAO LUKOIL. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OAO LUKOIL and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG Limited

June 25, 2002
Moscow, Russian Federation

OAO LUKOIL
Consolidated Balance Sheets
As of December 31, 2001 and 2000
(Millions of US dollars, unless otherwise noted)

	2001	2000
Assets		
Current assets		
Cash and cash equivalents	1,170	1,137
Short-term investments	218	253
Accounts and notes receivable, net	2,230	2,948
Inventories	829	719
Prepaid taxes and other expenses	889	675
Other current assets	340	362
Total current assets	**5,676**	**6,094**
Investments	770	423
Property, plant and equipment	12,296	9,906
Deferred income tax assets	291	201
Goodwill and intangible assets	485	278
Other non-current assets	424	207
Total assets	**19,942**	**17,109**
Liabilities and Stockholders' equity		
Current liabilities		
Accounts payable	1,402	2,221
Short-term borrowings and current portion of long-term debt	1,480	829
Taxes payable	522	404
Other current liabilities	421	238
Total current liabilities	**3,825**	**3,692**
Long-term debt	1,948	1,483
Deferred income tax liabilities	390	284
Other long-term liabilities	463	147
Minority interest in subsidiary companies	931	984
Total liabilities	**7,557**	**6,590**
Stockholders' equity		
Common stock		
(850 million and 757 million shares of par value of 0.025 Russian rubles each, authorized in 2001 and 2000, respectively; 850 million (including 19 million held by subsidiaries) and 738 million shares issued in 2001 and 2000, respectively; 805 million and 715 million shares outstanding in 2001 and 2000, respectively)	15	14
Preferred stock		
(nil and 77 million shares of par value of 0.025 Russian rubles each authorized and issued in 2001 and 2000, respectively; nil and 77 million shares outstanding in 2001 and 2000, respectively)	-	1
Treasury stock		
(common and preferred stock, at cost; 26 million and 23 million shares in 2001 and 2000, respectively)	(403)	(376)
Additional paid-in capital	3,044	2,895
Retained earnings	9,738	7,994
Accumulated other comprehensive loss	(9)	(9)
Total stockholders' equity	**12,385**	**10,519**
Total liabilities and stockholders' equity	**19,942**	**17,109**

President of OAO LUKOIL
Alekperov V.Y.

First Vice-President of OAO LUKOIL
Kukura S.P.

The accompanying notes are an integral part of these consolidated financial statements.

OAO LUKOIL
Consolidated Statements of Income
For the years ended December 31, 2001, 2000 and 1999
(Millions of US dollars, except share data)

	2001	2000	1999
Revenues			
Sales (including excise and export tariffs)	13,426	13,210	7,544
Equity share in income of affiliates	136	230	88
Total revenues	**13,562**	**13,440**	**7,632**
Costs and other deductions			
Operating expenses	(4,671)	(4,225)	(2,622)
Selling, general and administrative expenses	(2,294)	(1,956)	(1,623)
Depreciation, depletion and amortization	(886)	(838)	(598)
Taxes other than income taxes	(1,010)	(1,050)	(527)
Excise and export tariffs	(1,456)	(932)	(460)
Exploration expense	(144)	(130)	(61)
Loss on disposal and impairment of assets	(153)	(247)	(49)
Income from operating activities	**2,948**	**4,062**	**1,692**
Interest expense	(257)	(198)	(192)
Interest and dividend income	146	209	73
Currency translation (loss) gain	(33)	1	(34)
Other non-operating income (expense)	31	71	(168)
Minority interest	(52)	(61)	(34)
Income before income taxes	**2,783**	**4,084**	**1,337**
Current income taxes	(861)	(790)	(390)
Deferred income taxes	187	18	115
Net income	**2,109**	**3,312**	**1,062**
Dividends declared on preferred stock	(157)	(47)	(8)
Net income available for common stockholders	**1,952**	**3,265**	**1,054**
Basic earnings per share of common stock (US dollars)	2.68	4.83	1.69
Diluted earnings per share of common stock (US dollars)	2.66	4.73	1.69

The accompanying notes are an integral part of these consolidated financial statements.

OAO LUKOIL

Consolidated Statements of Stockholders' Equity and Comprehensive Income

For the years ended December 31, 2001, 2000 and 1999

(Millions of US dollars, unless otherwise noted)

	Stockholders' equity	Comprehensive income	Stockholders' equity	Comprehensive income	Stockholders' equity	Comprehensive income
	2001		2000		1999	
Common stock						
Balance at January 1	14		14		14	
Conversion of preferred stock into common stock	1		-		-	
Outstanding at December 31	**15**		**14**		**14**	
Preferred stock						
Balance at January 1	1		1		1	
Conversion of preferred stock into common stock	(1)		-		-	
Outstanding at December 31	**-**		**1**		**1**	
Treasury stock						
Balance at January 1	(376)		(549)		(426)	
Stock purchased	(185)		(1,021)		(150)	
Stock issued	158		1 194		27	
Balance at December 31	**(403)**		**(376)**		**(549)**	
Additional paid-in capital						
Balance at January 1	2,895		2,816		2,245	
Premium on new shares issued	147		-		-	
Premium on shares issued for KomiTEK acquisition	-		-		469	
Contributions required and received under privatization tender	-		117		102	
Proceeds from issuance of treasury stock in excess of carrying amount	2		292		-	
Put option on Company's common stock	-		(330)		-	
Balance at December 31	**3,044**		**2,895**		**2,816**	
Retained earnings						
Balance at January 1	7,994	-	4,803	-	3,756	-
Net income	2,109	2,109	3,312	3,312	1,062	1,062
Dividends on preferred stock	(157)	-	(47)	-	(8)	-
Dividends on common stock	(208)	-	(74)	-	(7)	-
Balance at December 31	**9,738**		**7,994**		**4,803**	
Accumulated other comprehensive loss, net of tax						
Balance at January 1	(9)		(12)		(5)	
Foreign currency translation adjustment	14	14	3	3	(7)	(7)
Minimum pension liability adjustment	(14)	(14)	-	-	-	-
Balance at December 31	**(9)**		**(9)**		**(12)**	
Total comprehensive income for the year		2,109		3,315		1,055
Total stockholders' equity as of December 31	**12,385**		**10,519**		**7,073**	

The accompanying notes are an integral part of these consolidated financial statements

OAO LUKOIL
Consolidated Statements of Stockholders' Equity and Comprehensive Income (continued)
For the years ended December 31, 2001, 2000 and 1999
(Millions of US dollars, unless otherwise noted)

	Share activity		
	2001	**2000**	**1999**
	(mln of shares)	**(mln of shares)**	**(mln of shares)**
Common stock			
Balance at January 1	738	738	669
Issuance of common stock	35	-	-
Conversion of preferred stock into common stock			
(1 preference share into 6 common shares)	-	-	69
Conversion of preferred stock into common stock			
(1 preference share into 1 common shares)	77	-	-
Balance at December 31	**850**	**738**	**738**
Preferred stock			
Balance at January 1	77	77	77
Issuance of preferred stock	-	-	12
Conversion of preferred stock into common stock	(77)	-	(12)
Balance at December 31	**-**	**77**	**77**
Treasury stock			
Balance at January 1	(23)	(62)	(48)
Purchase of treasury stock	(17)	(88)	(25)
Sales of treasury stock	14	127	11
Balance at December 31	**(26)**	**(23)**	**(62)**

The accompanying notes are an integral part of these consolidated financial statements.

OAO LUKOIL
Consolidated Statements of Cash Flows
For the years ended December 31, 2001, 2000 and 1999
(Millions of US dollars)

	2001	2000	1999
Cash flows from operating activities			
Net income	**2,109**	**3,312**	**1,062**
Adjustments for non-cash items			
Depreciation, depletion and amortization	886	838	598
Equity share in income of affiliates	(136)	(230)	(88)
Loss on disposal and impairment of assets	153	247	49
Deferred income taxes	(187)	(18)	(115)
Non-cash currency translation gain (loss)	24	(29)	(37)
Non-cash investing activities	(96)	(177)	(92)
Exploration expense	144	130	61
All other items - net	37	25	(12)
Changes in operating assets and liabilities:			
Accounts and notes receivable	931	(1,142)	(139)
Short-term loans receivable of a banking subsidiary	(95)	(71)	(70)
Net movements of short-term borrowings of a banking subsidiary	208	102	140
Inventories	(56)	(50)	(25)
Accounts payable	(1,077)	541	147
Taxes payable	109	(195)	(71)
Other current assets and liabilities	(281)	(515)	32
Net cash provided by operating activities	**2,673**	**2,768**	**1,440**
Cash flows from investing activities			
Capital expenditures	(2,521)	(1,674)	(766)
Proceeds from sale of property, plant and equipment	45	10	41
Purchases of investments	(314)	(197)	(390)
Proceeds from sale of investments	228	47	250
Acquisitions of subsidiaries, net of cash acquired	(499)	(98)	(10)
Net cash used in investing activities	**(3,061)**	**(1,912)**	**(875)**
Cash flows from financing activities			
Net movements of short-term borrowings	121	11	(400)
Proceeds from issuance of long-term debt	938	291	549
Principal payments of long-term debt	(349)	(439)	(189)
Dividends paid	(244)	(118)	(21)
Financing received from stockholders under privatization tender	-	50	102
Purchase of treasury stock	(185)	(1,021)	(150)
Proceeds from sale of treasury stock	158	1,005	27
Other — net	32	(7)	(6)
Net cash provided by (used in) financing activities	**471**	**(228)**	**(88)**
Effect of exchange rate changes on cash and cash equivalents	(50)	(28)	(33)
Net increase in cash and cash equivalents	**33**	**600**	**444**
Cash and cash equivalents at beginning of year	1,137	537	93
Cash and cash equivalents at end of year	**1,170**	**1,137**	**537**
Supplemental disclosures of cash flow information			
Interest paid	276	170	134
Income taxes paid	833	865	302

The accompanying notes are an integral part of these consolidated financial statements

(Millions of US dollars, except as indicated)

NOTE 1. Organization and environment

The primary activities of OAO LUKOIL (the "Company") and its subsidiaries (together, the "Group") are oil exploration, production, refining, marketing and distribution. The Company is the ultimate parent entity of this vertically integrated group of companies.

The Group was established in accordance with Presidential Decree 1403, issued on November 17, 1992 under which, on April 5, 1993, the Russian Federation (the "State") transferred to the Company 51% of the voting shares of fifteen enterprises, and Government Resolution 861 issued on September 1, 1995 under which, during 1995 a further nine enterprises were transferred to the Group. Since 1995 the Group has carried out a share exchange program to increase its shareholding in each of the twenty-four founding subsidiaries to 100%.

From formation, the Group has expanded substantially through consolidation of its interests, acquisition of new companies and establishment of new businesses.

Business and economic environment

The environment for business in the Russian Federation has changed rapidly over the last decade from a system where central planning and direction dominated to one in which market forces increasingly operate. As a result of the speed and continuation of this complex change, the legal and regulatory framework in place in more mature market economies for the protection and regulation of companies and investors is still developing.

The Russian Federation and other former Soviet Union republics have also experienced periods of political change and macro-economic instability during recent years.

These factors have affected and may continue to affect the activities of enterprises doing business in these environments. Operating in the Russian Federation and other former Soviet Union republics involves risks which do not typically exist in more mature and developed market economies.

The accompanying financial statements reflect management's assessment of the impact of the business environment in the countries in which the Group operates on the financial position of the Group. Among other things, this includes assessment of collectability of accounts receivable and provisions for taxes (including penalties and interest). The impact on the Group of the current and future business environments may differ from management's assessment and such differences may be significant.

Basis of preparation

These consolidated financial statements have been prepared by the Company to be in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

These financial statements are not the statutory financial statements of the Company which are prepared annually and presented in accordance with Russian accounting regulations ("RAR"). The statutory financial statements of the Company for 2001, 2000 and 1999 have been filed with appropriate authorities.

Differences exist between the requirements of RAR and those of US GAAP. Accordingly, these consolidated financial statements differ in material respects from the statutory financial statements of the Company.

NOTE 2. Summary of significant accounting policies

Principles of consolidation

The financial position and results of subsidiaries of which the Company directly or indirectly owns more than 50% of the voting interest and which the Company controls, are included with the financial position and results of the Company in these consolidated financial statements. Other significant investments in companies of which the Company directly or indirectly owns between 20% and 50% of the voting interest and over which the Company exercises significant influence but not control, are accounted for using the equity method of accounting. Investments in other companies are included in "Investments" at cost or fair value.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions which affect reported amounts of assets, liabilities, revenues and expenses. Eventual actual amounts could differ from such estimates.

Revenue recognition

Revenues from the production and sale of crude oil and petroleum products are recognized when title passes to customers.

Revenues from non-cash sales are recognized at the fair market value of the crude oil and petroleum products sold.

Foreign currency translation

The accounting records of Group companies' operations in the Russian Federation are maintained in Russian rubles and the Company prepares its statutory financial statements and reports in that currency to its shareholders in accordance with the laws of the Russian Federation.

As the Russian economy is considered to be hyperinflationary, the US dollar is the functional currency of the Company in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation".

For the purposes of presenting financial statements prepared in conformity with US GAAP, the US dollar is considered to be the reporting currency of the Group.

Foreign currency transaction gains and losses are included in the consolidated statement of income.

For operations in the Russian Federation or other economies considered to be hyperinflationary, monetary assets and liabilities have been translated into US dollars at the rate prevailing at each balance sheet date. Non-monetary assets and liabilities have been translated into US dollars at historical rates. Revenues, expenses and cash flows have been translated into US dollars at rates, which approximate actual rates at the date of the transaction. Translation differences resulting from the use of these rates are included in the consolidated statements of income.

For the majority of operations outside the Russian Federation, the US dollar is the functional currency. For certain other operations outside the Russian Federation, assets and liabilities are generally translated into US dollars at year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of stockholders' equity.

As of December 31, 2001, 2000 and 1999, exchange rates of 30.14, 28.16 and 27.00 Russian rubles, respectively to the US dollar have been used for translation purposes.

A significant portion of the balances and transactions of Group companies are denominated in Russian rubles or in currencies of certain republics of the former Soviet Union. Accordingly, future movements in the exchange rate between the US dollar and the Russian ruble and such other currencies may significantly affect the carrying value of the monetary assets and liabilities of the Group expressed in US dollars. Such changes may also affect the Group's ability to realize non-monetary assets at the amounts stated in the consolidated financial statements.

The Russian ruble and other currencies of republics of the former Soviet Union are not convertible outside of their countries. Accordingly, the translation of amounts recorded in these currencies into US dollars should not be construed as a representation that such currency amounts have been, could be or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

Cash with restrictions on immediate use

Cash funds for which restrictions on immediate use exist are accounted for within other non-current assets. Interest bearing security deposits with credit institutions that do not reduce the balance on long-term loan accounts are accounted for within long-term investments.

Accounts and notes receivable

Accounts and notes receivable are recorded at their transaction amounts less provisions for doubtful debts. Provisions for doubtful debts are recorded to the extent that there is a likelihood that any of the amounts due will not be obtained. Non-current receivables are discounted to the present value of expected cash flows in future periods.

Inventories

Inventories, consisting primarily of stocks of crude oil, petroleum products and materials and supplies, are stated at the lower of cost or market value. Cost is determined using an "average cost" method.

Investments

Debt and equity securities are classified into one of three categories: trading, available-for-sale, or held-to-maturity.

(Millions of US dollars, except as indicated)

Trading securities are bought and held principally for the purpose of selling in the near term. Held-to-maturity securities are those securities in which a Group company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in the consolidated statement of income. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. Dividends and interest income are recognized in the consolidated statement of income when earned.

A permanent decline in the market value of any available-for-sale or held-to-maturity security below cost is accounted for as a reduction in the carrying amount to fair value. The impairment is charged to the consolidated statement of income and a new cost base for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method and such amortization and accretion is recorded in the consolidated statement of income.

Property, plant and equipment

Oil and gas properties are accounted for using the successful efforts method of accounting whereby property acquisitions, successful exploratory wells, all development costs, and support equipment and facilities are capitalized. Unsuccessful exploratory wells are expensed when a well is determined to be non-productive. Other exploratory expenditures, including geological and geophysical costs are expensed as incurred.

Depreciation, depletion and amortization of capitalized costs of oil and gas properties is calculated using the unit-of-production method based upon proved reserves for the cost of property acquisitions and proved developed reserves for exploration and development costs. Estimated costs of dismantling oil and gas production facilities, including abandonment and site restoration costs are included as a component of depreciation, depletion and amortization.

Production and related overhead costs are expensed as incurred.

Depreciation of assets not directly associated with oil production is calculated on a straight-line basis over the economic lives of such assets, estimated to be in the following ranges:

Buildings and constructions	**5 – 40**	**Years**
Machinery and equipment	**5 – 20**	**Years**

In addition to production assets, certain Group companies also maintain and construct social assets for the use of local communities. Such assets are capitalized only to the extent that they are expected to result in future economic benefits to the Group. If capitalized, they are depreciated over their estimated economic lives.

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" goodwill acquired before June 30, 2001 has been amortized on a straight-line basis over its useful life to a maximum 20 years. Goodwill acquired after June 30, 2001 is not amortized.

Identifiable intangible assets are amortized on a straight-line basis over their useful or legal lives to a maximum of 20 years.

Impairment of long-lived assets

Long-lived assets, including oil and gas properties and goodwill, are assessed for possible impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 121 requires long-lived assets with recorded values which are not expected to be recovered through future cash flows to be written down to current fair value. Fair value is generally determined by reference to discounted estimated future net cash flows. Permanent impairment of the carrying value of long-lived assets is assessed by comparing the carrying value against the undiscounted projection of net future pre-tax cash flows. Where an assessment has indicated impairment in value, the long-lived assets are written down to their fair value, as determined by the discounted projection of net future pre-tax cash flows.

Deferred income taxes

Deferred income tax assets and liabilities are recognized in respect of future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities for the purposes of the consolidated financial statements and their respective tax bases and in respect of operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse and the assets be recovered and liabilities settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of income in the reporting period which includes the enactment date.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in the reporting periods in which the originating expenditure becomes deductible. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that the deferred income tax assets will be realized. In making this assessment, management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies.

Interest-bearing borrowings

Interest-bearing borrowings are initially recorded at the value of net proceeds received. Any difference between the net proceeds and the redemption value is amortized at a constant rate over the term of the borrowing. Amortization is included in the consolidated statement of income each year and the carrying amounts are adjusted as amortization accumulates.

If borrowings are repurchased or settled before maturity, any difference between the amount paid and the carrying amount is recognized in the consolidated statement of income in the period in which the repurchase or settlement occurs.

Pension benefits

The expected costs in respect of pension obligations of Group companies are determined by an independent actuary. Obligations in respect of each employee are accrued by the relevant Group company over the reporting periods during which the employee renders service in the Group.

Treasury stock

Purchases by Group companies of the Company's outstanding stock are recorded at cost and classified as treasury stock within Stockholders' equity. Shares shown as Authorized and Issued include treasury stock. Shares shown as Outstanding do not include treasury stock.

Earnings per share

Earnings per share are computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the reporting period. A calculation is carried out to establish if there is potential dilution in earnings per share if convertible securities were to be converted into shares of common stock or contracts to issue shares of common stock were to be exercised. If there is such dilution, diluted earnings per share is presented.

Contingencies

Certain conditions may exist as of balance sheet dates, which may result in losses to the Group but the impact of which will only be resolved when one or more future events occur or fail to occur.

If a Group company's assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued and charged to the consolidated statement of income. If the assessment indicates that a potentially material loss is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, is disclosed in the notes to the consolidated financial statements. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Environmental expenditures

Estimated losses from environmental remediation obligations are generally recognized no later than completion of remedial feasibility studies. Group companies accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or circumstances change. Costs of expected future expenditures for environmental remediation obligations are not discounted to their present value.

(Millions of US dollars, except as indicated)

Recent accounting pronouncements

Effective January 1, 2001, the Group adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – An Amendment of FASB Statement No. 133." SFAS No. 133 and SFAS No. 138 establish new accounting and reporting standards for derivative instruments and hedging activities and require recognition of all derivatives as assets or liabilities in the balance sheet and measurement of those instruments at fair value. The effect of the adoption of these standards on the Group's operations and consolidated financial statements was not material because of its limited use of derivative instruments.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and specifies that certain acquired intangible assets be recognized apart from goodwill. The Group adopted SFAS No. 141 during 2001.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 revises the accounting standards for intangible assets which are acquired individually or with a group of other assets, other than those acquired in a business combination. Under SFAS No. 142, goodwill and certain intangible assets will no longer be amortized, but will be subject to annual impairment tests. The Group adopted SFAS No. 142 effective January 1, 2002. The Group is currently evaluating the impact of adopting SFAS No. 142, including whether any transitional impairment losses will be required to be recognized as a cumulative effect of a change in accounting principle. The Group does not anticipate any significant transitional losses to be incurred in 2002 as a result of the adoption. Beginning January 1, 2002, effective with the adoption of SFAS No. 142, the Group will no longer record amortization expense related to goodwill.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement obligation is to be amortized to expense using a systematic and rational method. The Group is required to adopt SFAS No. 143 in the financial year beginning January 1, 2003. The Group is currently evaluating the impact of adopting SFAS No. 143.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and long-lived assets to be disposed of. The standard supersedes, with exceptions, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 144 became effective for the Group on January 1, 2002. The Group is currently evaluating the impact of adopting SFAS No. 144.

Comparative amounts

Prior year amounts have been reclassified, where applicable, to conform with current year presentation. Reclassifications primarily relate to the reclassification of certain excise taxes, operating expenses, and income tax related expenditures. Note 11 "Taxes" sets out additional information about the reclassifications affecting income taxes.

NOTE 3. Cash and cash equivalents

	As of December 31	
	2001	2000
Cash held in Russian rubles	373	142
Cash held in other currencies	797	995
Total cash and cash equivalents	**1,170**	**1,137**

(Millions of US dollars, except as indicated)

NOTE 4. Non-cash transactions

The consolidated statement of cash flows excludes the effect of non-cash transactions, which are described in the following table:

	Year ended Dec 31, 2001	Year ended Dec 31, 2000	Year ended Dec 31,1999
Settlement of amounts payable through exchange of goods	1,194	1,224	740
Net non-cash investing activities	96	177	92
Total non-cash transactions	**1,290**	**1,401**	**832**

The following table shows the effect of non-cash transactions on investing activities:

	Year ended Dec 31, 2001	Year ended Dec 31, 2000	Year ended Dec 31,1999
Net cash used in investing activities	3,061	1,912	875
Net non-cash investing activities	96	177	92
Net cash and non-cash investing activities	**3,157**	**2,089**	**967**

Note 15 "Business combinations" sets out information about acquisitions partially completed through the exchange of common stock.

NOTE 5. Accounts and notes receivable

	As of December 31 2001	2000
Trade accounts and notes receivable (net of provisions of $77 million and $98 million as of December 31, 2001 and 2000, respectively)	1,383	2,236
Current VAT recoverable	434	378
Short-term loans receivable of a banking subsidiary (net of provisions of $14 million and $11 million as of December 31, 2001 and 2000, respectively)	236	141
Other current accounts receivable (net of provisions of $21 million and $16 million as of December 31, 2001 and 2000, respectively)	177	193
Total accounts and notes receivable	**2,230**	**2,948**

NOTE 6. Inventories

	As of December 31 2001	2000
Crude oil and petroleum products	389	346
Materials for extraction and drilling	218	155
Materials and supplies for refining	80	53
Other goods, materials and supplies	142	165
Total inventories	**829**	**719**

Note 7. Investments

	As of December 31 2001	2000
Investments in "equity method" affiliates and joint ventures	382	274
Cash security deposit in a bank	215	-
Other long-term investments	173	149
Total long-term investments	**770**	**423**

(Millions of US dollars, except as indicated)

Investments in "equity method" affiliates and joint ventures

The summarized financial information below is in respect of corporate joint ventures, companies of which the Group owns less than a majority and companies where the Group owns a majority of voting stock, but does not possess a majority of voting rights. The companies are primarily engaged in crude oil exploration, production, marketing, refining and distribution operations in the Russian Federation and crude oil production and marketing in Kazakhstan, Azerbaijan and Egypt.

	Year ended December 31, 2001		Year ended December 31, 2000		Year ended December 31, 1999	
	Total	Group's share	Total	Group's share	Total	Group's share
Revenues	1,696	694	2,403	1,040	2,008	751
Income before income taxes	436	197	691	318	406	140
Less income taxes	(115)	(61)	(209)	(88)	(140)	(52)
Net income	**321**	**136**	**482**	**230**	**266**	**88**

	As of December 31, 2001		As of December 31, 2000	
	Total	Group's share	Total	Group's share
Current assets	493	194	514	213
Property, plant and equipment, net	1,903	941	1,188	598
Other non-current assets	126	56	32	14
Total assets	2,522	1,191	1,734	825
Short-term debt	65	27	2	-
Other current liabilities	452	173	275	112
Long-term debt	1,214	579	785	418
Other non-current liabilities	60	30	48	21
Net assets	**731**	**382**	**624**	**274**

NOTE 8. Property, plant and equipment

	At cost		Net	
	As of December 31 2001	As of December 31 2000	As of December 31 2001	As of December 31 2000
Exploration and Production:				
Western Siberia	11,281	10,652	4,193	3,798
European Russia	8,928	7,138	4,148	2,645
International	868	657	727	553
Total	**21,077**	**18,447**	**9,068**	**6,996**
Refining, Marketing and Distribution:				
Western Siberia	82	46	58	24
European Russia	4,307	4,063	2,335	2,133
International	1,511	1,344	668	574
Total	**5,900**	**5,453**	**3,061**	**2,731**
Other:				
Western Siberia	134	185	74	123
European Russia	81	52	72	43
International	47	25	21	13
Total	**262**	**262**	**167**	**179**
Total property, plant and equipment	**27,239**	**24,162**	**12,296**	**9,906**

(Millions of US dollars, except as indicated)

NOTE 9. Short-term borrowings and current portion of long-term debt

	As of December 31	
	2001	**2000**
Short-term borrowings	1,002	623
Current portion of long-term debt	478	206
Total short-term borrowings and current portion of long-term debt	**1,480**	**829**

Short-term borrowings are loans from various third parties and are secured by export sales, property, plant and equipment and securities. The weighted-average interest rate on short-term borrowings from third parties was 4.9% per annum as of December 31, 2001.

NOTE 10. Long-term debt

	As of December 31	
	2001	**2000**
Long-term loans and borrowings from third parties (including loans from banks in the amount of $1,153 million, and $374 million as of December 31, 2001 and 2000, respectively)	1,453	755
Long-term loans and borrowings from related parties	1	5
3.5% Convertible US dollar bonds, maturing 2002	298	284
1% Convertible US dollar bonds, maturing 2003	476	445
Variable interest unsecured Russian ruble bonds, maturing 2003	99	107
Capital lease obligation	99	93
Total long-term debt	2,426	1,689
Current portion of long-term debt	(478)	(206)
Total non-current portion of long-term debt	**1,948**	**1,483**

Long-term loans and borrowings

Long-term loans and borrowings are primarily repayable in US dollars, maturing from 2002 through 2025 and are secured by export sales, property, plant and equipment and securities. The weighted-average interest rate on long-term loans and borrowings from third parties was 6.32%, and 6.91% per annum as of December 31, 2001 and 2000, respectively.

The Company has outstanding obligations of $150 million under an agreement dated September 7, 2000 with the European Bank for Reconstruction and Development ('EBRD'). This loan is provided for financing the export supplies of oil and refined products, including their refining and transportation. The loan bears interest at LIBOR plus 3.5% and is payable in 2004. In accordance with the agreement all monies deposited in the Company's US dollar account with Raiffeisen Zentralbank Oesterreich AG are assigned as security to EBRD. As at December 31, 2001 and 2000 the amount of such security was nil.

The Company has a loan facility with the Russian Commercial Bank that provides borrowings up to $200 million. Borrowings under this loan facility bear interest at LIBOR plus 4%. At December 31, 2001 the amount outstanding under the loan facility was $200 million.

A Group subsidiary has a revolving credit facility with Chase Manhattan Bank that provides borrowings up to $89 million. Borrowings under this credit facility bear interest at LIBOR plus 2%. At December 31, 2001, $69 million was outstanding under this credit facility.

The Group has revolving credit facilities with a number of other banks that provide borrowings up to $261 million. The weighted-average interest rate under these credit facilities was 8.8% per annum as of December 31, 2001. At December 31, 2001 amounts outstanding under these credit facilities were $176 million.

(Millions of US dollars, except as indicated)

Convertible US dollar bonds

On May 6, 1997, a Group company issued 230,000 convertible bonds with a face value of $1,000 each, maturing on May 6, 2002, and convertible to fifteen global depository receipts ("GDRs") of the Company per bond. The liability on the bonds was included in the current portion of long-term debt as of December 31, 2001. Subsequently, during 2002, these bonds have been redeemed for cash at the stated redemption price of 130.323% of the face value and 11,185,059 shares of common stock of the Company.

On November 3, 1997, a Group company issued 350,000 high yield and premium exchangeable redeemable bonds with a face value of $1,000 each, maturing on November 3, 2003, and exchangeable for 5.625 GDRs of the Company per bond. The bonds are convertible into GDRs up to the maturity dates. The GDRs are exchangeable into four shares of common stock of the Company. Bonds not converted by the maturity date must be redeemed for cash. The redemption price at maturity will be 153.314% of the face value in respect of the bonds issued on November 3, 1997. The Company may redeem the bonds for cash prior to maturity, subject to certain restrictions and early redemption charges. The carrying amount of the bonds is being accreted to their redemption value with the accreted amount being charged to the consolidated statement of income.

Group companies held sufficient treasury stock throughout 2001 and 2000 to permit the full conversion of the bonds to GDRs.

Russian ruble bonds

On August 13, 1999, the Company issued three million variable interest rate Russian ruble bonds with a face value of 1,000 Russian rubles each, maturing on August 13, 2003. The bonds are unsecured and bear interest at 6% per annum adjusted for Russian ruble to dollar devaluation, payable semi-annually. The principal is repayable at maturity date at face value in Russian rubles.

Maturities of long-term debt

Annual maturities of total long-term debt during the next five years, including the portion classified as current, are $478 million in 2002, $799 million in 2003, $208 million in 2004, $424 million in 2005, $374 million in 2006 and $143 million thereafter.

NOTE 11. Taxes

The Group is taxable in a number of jurisdictions within and outside of the Russian Federation and, as a result, is subject to a variety of taxes as established under the statutory provisions of each jurisdiction.

The total cost of taxation to the Group is reported in the Consolidated Statement of Income as "Current and Deferred income taxes" for income taxes and as "Taxes other than income taxes" for other types of taxation. In each category taxation is made up of taxes levied at various rates in different jurisdictions.

The statutory income tax rates in the Russian Federation applicable to the Company were:

35% from January 1, 2001 to December 31, 2001;

30% from April 1, 1999 to December 31, 2000;

35% from January 1, 1999 to March 31, 1999.

There are not currently, and have not been during the three years ended December 31, 2001, any provisions in the taxation legislation of the Russian Federation to permit the Group to reduce taxable profits in a Group company by offsetting tax losses in another Group company against such profits. Tax losses of a Group company in the Russian Federation may, however, be used fully or partially to offset taxable profits in the same company in any of the ten years following the year of loss, subject to the restriction that no more than 30% of the taxable profit in a given year can be reduced by loss relief.

A number of concessionary taxation rates and allowances have been available to the Group in various jurisdictions during the three years ended December 31, 2001.

Taxation legislation changes in the area of Mineral Extraction and Excise Taxes, Capital Investment Concessions and Concessionary Rate Regimes have been recently made in the Russian Federation. These changes will first have an impact on the total cost of taxation for the Group in the year ending December 31, 2002. If not mitigated, these changes are expected to increase the overall taxes borne by the Group. In the past, the Group has been able to establish strategies which have reduced its overall cost of taxation. It may not be possible to establish other arrangements which facilitate similar tax efficiencies in the future to replace the arrangements which have reduced the cost of taxation in the years ended December 31, 2001, 2000 and 1999.

(Millions of US dollars, except as indicated)

Domestic and foreign components of net income before income taxes were:

	Year ended December 31		
	2001	**2000**	**1999**
Domestic	2,616	4,012	1,430
Foreign	167	72	(93)
Income before income taxes	**2,783**	**4,084**	**1,337**

Domestic and foreign components of income taxes were:

	Year ended December 31		
	2001	**2000**	**1999**
Current			
Domestic	849	775	372
Foreign	12	15	18
Current income taxes	**861**	**790**	**390**
Deferred			
Domestic	(207)	(27)	(106)
Foreign	20	9	(9)
Deferred income taxes	(187)	(18)	(115)
Total income taxes	**674**	**772**	**275**

The following table is a reconciliation of the notional income tax at the Russian statutory tax rate applied to income before income taxes to total income taxes:

	Year ended December 31		
	2001	**2000**	**1999**
Income before income taxes	2,783	4,084	1,337
Notional income tax at Russian statutory rates	974	1,225	401
Increase (reduction) in income tax due to:			
Non-deductible items	191	327	157
Domestic and foreign rate differences	(233)	(409)	(135)
Foreign currency gains (losses)	8	17	(89)
Effect of rate changes	19	7	(13)
Investment tax credits	(325)	(417)	(56)
Change in valuation allowance	39	4	10
Other	1	18	-
Total income taxes	**674**	**772**	**275**

Taxes other than income taxes were:

	Year ended December 31		
	2001	**2000**	**1999**
Royalty tax	347	259	168
Mineral replacement tax	215	150	114
Road users' tax	100	179	87
Social taxes and contributions	201	198	78
Property tax	83	50	32
Other taxes and contributions	64	214	48
Taxes other than income taxes	**1,010**	**1,050**	**527**

(Millions of US dollars, except as indicated)

Deferred income taxes are included in the consolidated balance sheets as follows:

	As of December 31	
	2001	2000
Other current assets	143	142
Deferred income tax assets - non-current	291	201
Other current liabilities	(124)	(108)
Deferred income tax liabilities - non-current	(390)	(284)
Net deferred income tax liability	**(80)**	**(49)**

The following table sets out the tax effects of the temporary differences which gave rise to deferred income tax assets and liabilities:

	As of December 31	
	2001	2000
Accounts receivable	94	87
Long-term liabilities	173	105
Inventories	42	55
Property, plant and equipment	92	50
Accounts payable	23	17
Other	28	9
Operating loss carry forward	48	69
Total gross deferred income tax assets	500	392
Less valuation allowance	(66)	(49)
Deferred income tax assets	**434**	**343**
Property, plant and equipment	(334)	(257)
Accounts payable	(45)	(54)
Accounts and notes receivable	(36)	(52)
Inventories	(43)	-
Investments	(20)	(23)
Other	(36)	(6)
Deferred income tax liabilities	**(514)**	**(392)**
Net deferred income tax liability	**(80)**	**(49)**

Retained earnings of foreign subsidiaries included $691 million for which deferred taxation has not been provided for because remittance of the earnings has been indefinitely postponed through reinvestment and, as a result, such amounts are considered to be permanently invested.

In accordance with SFAS No. 52 and SFAS No. 109, "Accounting for Income Taxes", deferred tax assets and liabilities are not recognized for exchange rate effects resulting from the translation of transactions and balances from the Russian ruble to the US dollar. Also, in accordance with SFAS No. 109, no deferred tax assets or liabilities are recognized for the effects of statutory indexation of property, plant and equipment.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that Group companies will realize the benefits of the deductible differences, net of the existing valuation allowances as of December 31, 2001 and 2000.

(Millions of US dollars, except as indicated)

NOTE 11. Taxes (continued)

In August 2000, the Federal Law of the Russian Federation on Income Tax for Companies was amended, giving local authorities the right to increase the statutory income tax rate from 30 to 35 percent, effective from January 1, 2001. Accordingly, deferred taxes for Russian Group companies as of December 31, 2000 are calculated at 35 percent and the income tax expense recorded in the period ended December 31, 2000 includes a deferred tax expense of $7 million as a result of this change.

In August 2001, the Federal Law of the Russian Federation on Tax Code for Companies was amended, establishing a decrease of the statutory income tax rate from 35 to 24 percent, effective from January 1, 2002. Accordingly, deferred taxes for Russian Group companies as of December 31, 2001 are calculated at 24 percent and the income tax expense recorded in the period ended December 31, 2001 includes a deferred tax expense of $19 million as a result of this change. Also, as a result of the amendment, certain tax benefits have been eliminated, including investment tax credits.

At December 31, 2001, the Group has operating loss carry forwards of $184 million of which $75 million are attributable to Russian Group companies and expire up to 2011, and for other Group companies $51 million expire during 2006, $40 million expire during 2037, and $18 million have indefinite carry forward.

Reclassification of prior year amounts

During 2001, the Company changed its financial statement presentation for certain expenditures made to qualifying social programs from being reported as other non-operating expense to income tax expense. These expenditures are an allowable method of settling a portion of the Company's income tax liability. The Company believes this presentation is a better representation of its income tax provision associated with its core business. The Company has reclassified prior year amounts for comparability purposes. The effect is a reduction of other non-operating expense and an increase in current income tax expense of $221 million and $88 million for 2000 and 1999, respectively.

NOTE 12. Pension benefits

The Company sponsors a pension plan that covers the majority of Group employees. This plan, administered by a non-state pension fund, LUKOIL-GARANT, provides defined pension benefits based on years of service and final remuneration levels.

The pension related expense was as follows:

	Year ended December 31		
	2001	**2000**	**1999**
Service cost	8	7	7
Interest cost	16	22	23
Less expected return on plan assets	(6)	(3)	(2)
Amortization of prior service cost	5	5	5
Actuarial gain	(3)	-	-
Total expense	**20**	**31**	**33**

(Millions of US dollars, except as indicated)

An independent actuary has assessed the benefit obligations and plan assets for the fund as of December 31, 2001 and 2000 as summarized below:

	Year ended December 31	
	2001	2000
Benefit obligations		
Benefit obligations at January 1	110	121
Effect of exchange rate changes	(16)	(5)
Service cost	8	7
Interest cost	16	22
Plan amendments	144	7
Actuarial loss (gain)	108	(38)
Benefits paid	(3)	(4)
Benefit obligations at December 31	**367**	**110**
Plan assets		
Fair value of plan assets at January 1	24	12
Effect of exchange rate changes	(2)	(1)
Return on plan assets	6	5
Employer contributions	8	12
Benefits paid	(3)	(4)
Fair value of plan assets at December 31	**33**	**24**
Funded status	**(334)**	**(86)**
Unamortized prior service cost	193	62
Unrecognized actuarial loss (gain)	72	(38)
Net amount recognized	**(69)**	**(62)**
Amounts recorded in the consolidated balance sheets were:		
Accrued benefit liabilities	(281)	(62)
Intangible assets	193	-
Accumulated other comprehensive income	19	-
Net amount recognized	**(69)**	**(62)**
Assumptions as of December 31		
Discount rate	22.0%	15.3%
Expected return on plan assets	22.0%	22.0%

In addition to the plan assets listed above, LUKOIL - GARANT holds net assets in an operating fund. The operating fund includes an insurance reserve, the purpose of which is to satisfy pension obligations should the plan assets, including contributions due from the Group, not be sufficient to meet pension obligations. The Group's contributions to the pension plan are determined without considering the assets in the insurance reserve.

During 2000, LUKOIL-GARANT acquired a group of companies from the Group. A contingent obligation to purchase 7,876,000 shares of common stock of the Company was included in the terms of the agreement of the sale (Note 13 "Stockholders' equity"). The obligation transferred to LUKOIL - GARANT will only be settled from the net assets, excluding the obligation, held by the group of companies acquired by LUKOIL - GARANT.

NOTE 13. Stockholders' equity

Dividends and dividend limitations

Profits available for distribution to common stockholders in respect of any reporting period are determined by reference to the statutory financial statements of the Company prepared in accordance with the laws of the Russian Federation and denominated in Russian rubles. Under Russian Law, dividends are limited to the net profits of the reporting year as set out in the statutory financial statements of the Company. These laws and other legislative acts governing the rights of shareholders to receive dividends are subject to various interpretations.

The Company's net profits were 20,987 million Russian rubles, 45,686 million Russian rubles and 13,404 million Russian rubles, respectively for 2001, 2000 and 1999, pursuant to the statutory financial statements, which at the US dollar exchange rates as of December 31, 2001, 2000 and 1999 amounted to $696 million, $1,622 million and $496 million, respectively.

At the annual stockholders' meeting on June 28, 2001, dividends were declared for 2000 in the amount of 8.00 Russian rubles per common share and 59.16 Russian rubles per preferred share, which at the date of the decision was equivalent to $0.27 and $2.03, respectively.

At the annual stockholders' meeting on June 8, 2000, dividends were declared for 1999 in the amount of 3.00 Russian rubles per common share and 17.45 Russian rubles per preferred share, which at the date of the decision was equivalent to $0.11 and $0.62, respectively.

At the annual stockholders' meeting on June 29, 1999, dividends were declared for 1998 in the amount of 0.25 Russian rubles per common share and 2.67 Russian rubles per preferred share, which at the date of the decision was equivalent to $0.01 and $0.11, respectively.

Share capital

At the annual stockholders meeting on June 8, 2000 a resolution to increase the number of shares of common stock by 35,000,000 shares of par value of 0.025 Russian rubles each was approved. The Company issued and exchanged 18,431,061 of these shares for shares of OAO Arkhangelskgeoldobycha and for minority interest shareholdings of OAO LUKOIL-Ukhtaneftepererabotka and OAO LUKOIL-Kominefteproduct (Note 15, "Business combinations") and sold 16,568,939 shares to LUKinter Finance B.V., a Group company. The results of these issues were registered by the Russian Federal Commission for Securities on April 27, and October 9, 2001, respectively.

At the annual stockholders meeting on June 28, 2001 a resolution to increase the number of shares of common stock by 77,211,864 shares of par value of 0.025 Russian rubles each was approved. These shares were exchanged for all of the outstanding preferred stock of the Company in the ratio of one share of common stock for one share of preferred stock. The results of this transaction were registered by the Russian Federal Commission for Securities on December 14, 2001.

During 2001, the Company issued 2,780,525 shares (included in the 18,431,061 shares disclosed above) to LUKOIL Finance Limited, a Group company, in exchange for its 15.7% of the shares in OAO Arkhangelskgeoldobycha (Note 15, "Business combinations"). These shares and the 16,568,939 shares sold to LUKinter Finance B.V. were held by these subsidiaries at December 31, 2001. The shares held by subsidiaries were not considered to be outstanding shares at December 31, 2001 in the consolidated financial statements.

As noted in Note 12 "Pension benefits" the Group sold a group of companies to LUKOIL-GARANT, a related party, during 2000. The assets and liabilities of the companies sold included 45,108,103 shares of common stock of the Company (accounted for as Treasury Stock of the Group prior to the sale) and a contingent obligation to purchase a further 7,876,000 shares of common stock of the Company from the Company on November 3, 2003. The contingent obligation is in the form of a put option held by the Group. The fair value of the net assets of the companies sold by the Group including the contingent obligation, was equivalent to the amount paid by LUKOIL - GARANT for the group of companies.

Earnings per share

The calculation of diluted earnings per share for these years was as follows:

	Year ended December 31		
	2001	**2000**	**1999**
Net income	2,109	3,312	1,062
Dividends on preferred shares	(157)	(47)	(8)
Net income related to common shares	1,952	3,265	1,054
Add back convertible debt interest (net of tax at effective rate)			
3.5% Convertible US dollar bonds, maturing 2002	17	17	17
1% Convertible US dollar bonds, maturing 2003	23	23	23
Total diluted net income	**1,992**	**3,305**	**1,094**
Weighted average number of outstanding common shares (thousands of shares)	727,348	676,341	622,990
Add back treasury shares held in respect of convertible debt (thousands of shares)	21,675	21,675	21,675
Weighted average number of outstanding common shares, after dilution (thousands of shares)	749,023	698,016	644,665

(Millions of US dollars, except as indicated)

NOTE 14. Financial instruments

Fair value

The fair values of cash and cash equivalents, current accounts and notes receivable, and liquid securities are approximately equal to their value as disclosed in the consolidated financial statements.

The fair value of long-term receivables included in other non-current assets approximates the amounts disclosed in the consolidated financial statements as a result of discounting using estimated market interest rates for similar financing arrangements. Long-term debt is the only category of financial instruments whose fair value differs materially from the amount disclosed in the consolidated financial statements. The estimated fair value of long-term debt as of December 31, 2001 and 2000 was $2,081 million and $1,515 million, respectively, as a result of discounting using estimated market interest rates for similar financing arrangements. These amounts include all future cash outflows associated with the long-term debt repayments, including the current portion, and interest.

NOTE 15. Business combinations

In May and December 2001, the Group acquired 25% and 35%, respectively, of the share capital of OAO Yamalneftegazodobycha in total for $104 million. Prior to the December acquisition, OAO Yamalneftegazodobycha was recorded as an associated company using the equity method of accounting. OAO Yamalneftegazodobycha is a Russian oil and gas exploration company with significant proved undeveloped reserves predominantly within the Yamal-Nenetsky Autonomic District of Northern Russia.

In September 2001, the Group acquired 100% of the share capital of Bitech Petroleum Corporation for $77 million. Bitech Petroleum Corporation is a Canadian oil exploration company with operations predominantly within the Komi Republic in the Russian Federation.

In March 2001, the Company acquired 74% of the shares in OAO Arkhangelskgeoldobycha in exchange for 17,710,697 shares of common stock and cash consideration of $130 million. The shares of OAO Arkhangelskgeoldobycha were held by third parties, LUKOIL - GARANT, a related party, and LUKOIL Finance Limited, a Group company, which had acquired its interest in OAO Arkhangelskgeoldobycha from a third party in January 2001 for $39 million. OAO Arkhangelskgeoldobycha is a Russian oil and gas exploration company operating predominantly within the Timan-Pechora region of Northern Russia.

In March 2001, the Company exchanged 720,364 shares of common stock for 13% and 22% of the minority interest shareholding of OAO LUKOIL Ukhtaneftepererabotka and OAO LUKOIL - Kominefteproduct, respectively. OAO LUKOIL Ukhtaneftepererabotka is an oil refinery and OAO LUKOIL - Kominefteproduct is a marketing and distribution company. Both companies operate primarily in the Komi Republic of Russian Federation.

In December 2000, the Group acquired 72% of Getty Petroleum Marketing Inc. for $53 million. Getty Petroleum Marketing Inc. is a marketing and distribution company operating throughout the Northeast and Mid Atlantic regions of the United States of America. In January 2001, the Group acquired the remaining 28% of shares in Getty Petroleum Marketing Inc. for $20 million thereby increasing the Group's ownership stake in Getty Petroleum Marketing Inc. to 100%.

In December 2000, the Group acquired 32% of ZAO KomiArcticOil for $44 million thereby increasing the Group's ownership stake in ZAO KomiArcticOil to 53%. Prior to the acquisition, ZAO KomiArcticOil was recorded as an associated company using the equity method of accounting. ZAO KomiArcticOil is an exploration and production company operating in the Komi Republic in the Russian Federation.

In June 2000, the Group acquired 7% of OAO RITEK for $1 million thereby increasing the Group's ownership stake in OAO RITEK to 51%. Prior to this acquisition, OAO RITEK was recorded as an associated company using the equity method of accounting. OAO RITEK is an exploration and production company operating in Western Siberia.

In June 2000, the Group acquired 14% of ZAO LUKOIL - Perm in exchange for 54% of the Group's interest in OAO Vatoil thereby increasing the Group's ownership stake in ZAO LUKOIL Perm to 64% and reducing the Group's effective interest in OAO Vatoil from 100% to 80%. Prior to this acquisition, ZAO LUKOIL - Perm was recorded as an associated company using the equity method of accounting. During 2001 the Group increased its ownership stake in ZAO LUKOIL-Perm to 73%. ZAO LUKOIL - Perm is an exploration and production company operating in European Russia.

In May 2000, the Group acquired LUK - Sintez Oil B.V. which owns 97% of the OAO Odessa Oil Refinery Plant located in Ukraine for $20 million.

In October 1999, the Group was part of a consortium which acquired 58% of the company which owns the Neftochim Burgas AD refinery located in Bulgaria for $81 million. The Group held a 51% interest in this consortium. During 2000,

(Millions of US dollars, except as indicated)

the Group bought out the remaining 49% consortium interest held by other consortium parties. The consideration for this acquisition was cash of $45 million and debt of $42 million to be paid over 7 years. The Group's effective ownership in the Neftochim Burgas AD refinery as of December 31, 2001 and 2000 was 58%.

In September 1999, the Group acquired OAO KomiTEK and minority interests held in the OAO KomiTEK group of companies for $619 million through a share exchange. OAO KomiTEK is an integrated oil and gas company operating primarily in the Komi Republic in the Russian Federation.

NOTE 16. Commitments and contingencies

Capital expenditure, exploration and investment programs

Under the terms of the purchase agreement, the Group is required to invest $268 million in the Neftochim Burgas AD refinery prior to 2005. As of December 31, 2001 the Group's commitments under this agreement were $184 million.

Under the terms of the purchase agreement, as amended, the Group is required to invest $200 million in the Petrotel SA refinery prior to 2008. As of December 31, 2001 the Group's commitments under this agreement were $114 million.

Group companies have commitments of $39 million in 2002 and $6 million in 2003 for the construction of oil tankers.

Group companies have exploratory and development drilling commitments under the terms of exploration and development license agreements in the Russian Federation of $471 million over the next 5 years.

Group companies have commitments for capital expenditure contributions in the amount of $1,008 million to be spent in the Caspian region over the next 29 years.

Group companies have investment commitments relating to oil deposits in Iraq of $495 million to be spent within 3 years from when exploitation becomes possible.

Operating lease obligations

A Group company has commitments of $864 million for the lease of petroleum distribution outlets over the next 14 years. Commitments for minimum rentals under these leases as of December 31, 2001 are as follows:

As of December 31, 2001	
2002	67
2003	62
2004	62
2005	62
2006	62
beyond	549

Letters of credit and financial guarantees

As of December 31, 2001 and 2000, Group companies were contingently liable for performance under letters of credit and other financial guarantees totaling approximately $975 million and $5 million, respectively.

Insurance

The insurance industry in the Russian Federation and certain other areas where the Group has operations is in the course of development. Many forms of insurance protection common in other parts of the world are not yet generally available. The Group does not have full coverage for its plant facilities, for business interruption, for third party liability in respect of property and for environmental damage arising from accidents on Group property or relating to Group operations. Until Group companies are able to obtain adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial position.

Environmental liabilities

Group companies and their predecessor entities have operated in the Russian Federation and other countries for many years and, within certain parts of the operations, environmental related problems have developed. Environmental regulations are currently under consideration in the Russian Federation and other areas where the Group has operations. Group companies routinely assess and evaluate their obligations in response to new and changing legislation.

(Millions of US dollars, except as indicated)

As liabilities in respect of the Group's environmental obligations are able to be determined, they are provided for over the estimated remaining lives of the related assets or recognized immediately depending on their nature. The likelihood and amount of liabilities relating to environmental obligations under proposed or any future legislation cannot be reasonably estimated at present and could become material. Under existing legislation, however, management believes that there are no significant unrecorded liabilities or contingencies, which could have a materially adverse effect on the operating results or financial position of the Group.

In respect of disassembling equipment, winding up production and restoring work sites, potential expenses for Group companies as of December 31, 2001 and 2000 were estimated at $1,546 million and $964 million, respectively. Of these amounts, $267 million and $200 million are included in accumulated depreciation, depletion and amortization as of December 31, 2001 and 2000, respectively.

Social assets

Certain Group companies contribute to Government sponsored programs, the maintenance of local infrastructure and the welfare of their employees within the Russian Federation and elsewhere. Such contributions include assistance with the construction, development and maintenance of housing, hospitals and transport services, recreation and other social needs. The funding of such assistance is periodically determined by management and is appropriately capitalized or expensed as incurred.

Taxation environment

The taxation systems in the Russian Federation and other emerging markets where Group companies operate are relatively new and are characterized by numerous taxes and changing legislation, which may be applied retroactively and is sometimes unclear, contradictory, and subject to interpretation. Often, differing interpretations exist among numerous taxation authorities and jurisdictions. Taxes are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. Such factors may create taxation risks in the Russian Federation and other countries where Group companies operate substantially more significant than those in other countries where taxation regimes have been subject to development and clarification over long periods.

The Group has implemented tax planning and management strategies based on legislation existing at the time of implementation. Management believes that it has adequately met and provided for tax liabilities based on its interpretation of such legislation. However, the relevant authorities may have differing interpretations and the effects could be significant.

Litigation and claims

On November 27, 2001, Archangel Diamond Corporation ("ADC"), a Canadian diamond development company, filed a lawsuit in the district court of Denver, Colorado, against OAO "Arkhangelskgeoldobycha" ("AGD"), a Group company, and the Company (together the "Defendants") claiming compensation for damage allegedly caused by the Defendants relating to Almazny Bereg, a joint venture between AGD and ADC. ADC claims, among other things, that the Defendants interfered with the transfer of a diamond exploration license which was subject to an agreement between ADC and AGD. The total damages claimed by ADC are $4.8 billion, including compensatory damages of $1.2 billion and punitive damages of $3.6 billion. The claim is currently in its early stages, but the Company believes the claim to be without merit and plans a vigorous defense, which includes among other defenses an objection to jurisdiction. While the claim is in its early stages and no assurance can be given about the ultimate outcome, the Company does not believe that the ultimate resolution of this matter will have a material adverse effect on its financial condition.

The Group is involved in various other claims and legal proceedings arising in the normal course of business. While these claims may seek substantial damages against the Group and are subject to uncertainty inherent in any litigation, management does not believe that the ultimate resolution of such matters will have a material adverse impact on the Group's operating results or financial condition.

Other matters

During July 2001, the Group temporarily shut down operations of the Petrotel SA refinery due to the economic conditions in Romania. The refinery remains closed as of the date of these financial statements. Management is currently assessing its plans regarding the future operations of this refinery and options in relation to the Group's Romanian operations. If management decides to sell or abandon the refinery, the Group may be exposed to losses on the carrying value of property, plant and equipment of approximately $60 million. Additionally, a decision to abandon the refinery may result in claims against the Group's future investment commitments as described in this note under *Capital expenditure, exploration and investment programs*.

(Millions of US dollars, except as indicated)

NOTE 17. Related party transactions

In the rapidly developing business environment in the Russian Federation, companies and individuals have frequently used nominees and other forms of intermediary companies in transactions. The senior management of the Company consider that the Group has appropriate procedures in place to identify and properly disclose transactions with related parties in this environment and has disclosed all of the relationships identified which it deemed to be significant.

Sales of oil and oil products to related parties were $98 million, $44 million and $215 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Other sales to related parties were $46 million, $34 million and $10 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Purchases of oil and oil products from related parties were $305 million, $441 million and $273 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Purchases of construction services from related parties were $389 million, $355 million and $118 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Other purchases from related parties were $128 million, $181 million and $83 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Purchases of insurance services from related parties were $214 million during the year ended December 31, 2001. During 2000 and 1999, these services were provided by Group companies. These companies were part of the group of companies sold to LUKOIL-GARANT during 2000 (Note 12 "Pension benefits").

Amounts receivable from related parties, including loans and advances, were $209 million and $121 million as of December 31, 2001 and 2000, respectively. Amounts payable to related parties were $73 million and $83 million as of December 31, 2001 and 2000, respectively.

As of December 31, 2001 and 2000 the Government of the Russian Federation owned 14% and 16% of the shares of the common stock of the Company, respectively. The Russian Federation also owns, controls, or has significant influence over the operations of many other companies and enterprises in the Russian Federation and has a significant influence on the operation of business and the economic environment. A significant part of the activity of Group companies is linked to companies belonging to or controlled by the Russian Federation. The Russian Federation is a customer and supplier of the Group through numerous affiliated and other related organizations. Management consider such trading relationships as part of the normal course of conducting business in the Russian Federation and consider that such relationships will remain for the foreseeable future. Accordingly, information on these transactions is not disclosed as related party transactions.

NOTE 18. Segment information

Presented below is information about the Company's operating and geographical segments for the years ended December 31, 2001, 2000 and 1999 in accordance with SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information"*.

The Company has three operating segments - exploration and production; refining, marketing and distribution; and other business segments. These segments have been determined based on the nature of their operations. Management, on a regular basis, assesses the performance of these operating segments. The exploration and production segment explores for, develops and produces primarily crude oil. The refining, marketing and distribution segment processes crude oil into refined products and purchases, sells and transports crude oil and refined petroleum products. Activities of the other businesses operating segment include the development of businesses beyond the Company's traditional operations.

For the years ended December 31, 2001, 2000 and 1999 the Group had one customer who accounted for 14.6%, 18.2% and 21.2% of total sales, respectively.

Geographical segments have been determined based on the area of operations and include three segments. They are Western Siberia, European Russia and International.

(Millions of US dollars, except as indicated)

NOTE 18. Segment information (continued)

Operating segments

2001	Exploration and production	Refining marketing and distribution	Other	Elimination	Consolidated
Sales					
Third parties	1,225	12,144	57	-	13,426
Inter-segment	4,153	347	136	(4,636)	-
Total sales	**5,378**	**12,491**	**193**	**(4,636)**	**13,426**
Operating expenses	2,031	7,149	130	(4,639)	4,671
Depletion, depreciation and amortization	606	278	2	-	886
Interest expense	74	190	27	(34)	257
Income taxes	52	605	17	-	674
Net income	911	1,175	11	12	2,109
Total assets	12,024	10,101	843	(3,026)	19,942
Capital expenditures	1,789	810	18	-	2,617

2000	Exploration and production	Refining marketing and distribution	Other	Elimination	Consolidated
Sales					
Third parties	834	12,211	165	-	13,210
Inter-segment	2,919	681	70	(3,670)	-
Total sales	**3,753**	**12,892**	**235**	**(3,670)**	**13,210**
Operating expenses	1,283	6,405	154	(3,617)	4,225
Depletion, depreciation and amortization	611	221	6	-	838
Interest expense	37	169	32	(40)	198
Income taxes	154	605	13	-	772
Net income	794	2,727	(96)	(113)	3,312
Total assets	9,359	8,956	492	(1,698)	17,109
Capital expenditures	945	909	30	(17)	1 867

1999	Exploration and production	Refining marketing and distribution	Other	Elimination	Consolidated
Sales					
Third parties	635	6,798	111	-	7,544
Inter-segment	1,491	59	2	(1,552)	-
Total sales	**2,126**	**6,857**	**113**	**(1,552)**	**7,544**
Operating expenses	648	3,470	56	(1,552)	2,622
Depletion, depreciation and amortization	471	127	-	-	598
Interest expense	26	167	9	(10)	192
Income taxes	54	215	6	-	275
Net income	139	851	72	-	1,062
Total assets	7,671	5,828	154	(1,150)	12,503
Capital expenditures	388	466	4	-	858

(Millions of US dollars, except as indicated)

NOTE 18. Segment information (continued)

Geographical segments

	2001	2000	1999
Sales of crude oil within Russia	992	1,471	989
Export of crude oil and sales of oil by foreign subsidiaries	3,951	4,380	3,812
Sales of refined product within Russia	2,595	2,287	520
Export of refined product and sales of refined products by foreign subsidiaries	4,901	4,165	1,544
Other sales within Russia	594	830	576
Other export sales and other sales of foreign subsidiaries	393	77	103
Total sales	**13,426**	**13,210**	**7,544**

2001	**Western Siberia**	**European Russia**	**International**	**Elimination**	**Consolidated**
Sales					
Third parties	379	4,389	8,658	-	13,426
Inter-segment	2,329	5,204	73	(7,606)	-
Total sales	**2,708**	**9,593**	**8,731**	**(7,606)**	**13,426**
Operating expenses	1,220	3,450	7,610	(7,609)	4,671
Depletion, depreciation and amortization	325	404	157	-	886
Interest expense	19	168	73	(3)	257
Income taxes	(66)	714	26	-	674
Net income	477	1,482	141	9	2,109
Total assets	5,400	11,883	3,991	(1,332)	19,942
Capital expenditures	667	1,579	371	-	2,617

2000	**Western Siberia**	**European Russia**	**International**	**Elimination**	**Consolidated**
Sales					
Third parties	176	4,628	8,406	-	13,210
Inter-segment	1,831	4,754	68	(6,653)	-
Total sales	**2,007**	**9,382**	**8,474**	**(6,653)**	**13,210**
Operating expenses	842	2,598	7,385	(6,600)	4,225
Depletion, depreciation and amortization	332	390	116	-	838
Interest expense	1	129	96	(28)	198
Income taxes	71	677	24	-	772
Net income	232	3,151	48	(119)	3,312
Total assets	4,737	10,434	3,212	(1,274)	17,109
Capital expenditures	377	1,172	335	(17)	1,867

1999	**Western Siberia**	**European Russia**	**International**	**Elimination**	**Consolidated**
Sales					
Third parties	222	2,403	4,919	-	7,544
Inter-segment	1,139	2,710	24	(3,873)	-
Total sales	**1,361**	**5,113**	**4,943**	**(3,873)**	**7,544**
Operating expenses	412	1,831	4,252	(3,873)	2,622
Depletion, depreciation and amortization	338	187	73	-	598
Interest expense	4	114	74	-	192
Income taxes	23	243	9	-	275
Net income	611	553	(102)	-	1,062
Total assets	4,281	7,200	2,186	(1,164)	12,503
Capital expenditures	214	526	118	-	858

OAO LUKOIL
Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited)
(Millions of US dollars, except as indicated)

This section provides unaudited supplemental information on oil and gas exploration and production activities of Group companies in accordance with Statement of Financial Accounting Standards ("SFAS") No. 69, "Disclosures About Oil and Gas Producing Activities" in six separate tables:

I. Capitalized costs relating to oil and gas producing activities
II. Costs incurred in oil and gas property acquisition, exploration, and development activities
III. Results of operations for oil and gas producing activities
IV. Reserve quantity information
V. Standardized measure of discounted future net cash flows
VI. Principal sources of changes in the standardized measure of discounted future net cash flows.

I. Capitalized costs relating to oil and gas producing activities

As of December 31, 2001	International	Russia	Total
Unproved oil and gas properties	-	354	354
Proved oil and gas properties	868	19,855	20,723
Accumulated depreciation, depletion, and amortization	(141)	(11,868)	(12,009)
Net capitalized costs	727	8,341	9,068
Group's share of "equity method" affiliates' net capitalized costs	157	169	326
Net capitalized costs	884	8,510	9,394

As of December 31, 2000	International	Russia	Total
Unproved oil and gas properties	-	246	246
Proved oil and gas properties	657	17,020	17,677
Accumulated depreciation, depletion, and amortization	(104)	(11,127)	(11,231)
Net capitalized costs	553	6,139	6,692
Group's share of "equity method" affiliates' net capitalized costs	164	104	268
Net capitalized costs	717	6,243	6,960

OAO LUKOIL

Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited)

(Millions of US dollars, except as indicated)

II. Costs incurred in oil and gas property acquisition, exploration, and development activities

Year ended December 31, 2001	**International**	**Russia**	**Total**
Acquisition of properties - proved	-	445	445
Acquisition of properties - unproved	-	310	310
Exploration costs	-	144	144
Development costs	246	1,399	1,645
Group's share of "equity method" affiliates' costs of property acquisition, exploration and development	49	65	114
Total costs incurred	**295**	**2,363**	**2,658**

Year ended December 31, 2000	**International**	**Russia**	**Total**
Acquisition of properties - proved	-	631	631
Acquisition of properties - unproved	-	32	32
Exploration costs	18	112	130
Development costs	279	536	815
Group's share of "equity method" affiliates' costs of property acquisition, exploration and development	35	34	69
Total costs incurred	**332**	**1,345**	**1,677**

Year ended December 31, 1999	**International**	**Russia**	**Total**
Acquisition of properties - proved	-	943	943
Acquisition of properties - unproved	-	2	2
Exploration costs	-	61	61
Development costs	56	271	327
Group's share of "equity method" affiliates' costs of property acquisition, exploration and development	40	24	64
Total costs incurred	**96**	**1,301**	**1,397**

OAO LUKOIL

Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited)

(Millions of US dollars, except as indicated)

III. Results of operations for oil and gas producing activities

Year ended December 31, 2001	International	Russia	Total
Revenue			
Sales	142	5,149	5,291
Transfers	-	3,139	3,139
	142	8 288	8 430
Production costs (excluding production taxes)	16	1,620	1,636
Exploratory expense	-	144	144
Depreciation, depletion, and amortization	49	557	606
Taxes other than income taxes	-	1,751	1,751
Related income taxes	20	1,451	1,471
Results of operations from producing activities (excluding corporate overhead and interest costs)	57	2,765	2,822
Group's share of "equity method" affiliates' results of operations for producing activities	46	33	79
Total results of operations for producing activities	103	2,798	2,901

Year ended December 31, 2000	International	Russia	Total
Revenue			
Sales	284	6,531	6,815
Transfers	-	2,429	2,429
	284	8,960	9,244
Production costs (excluding production taxes)	30	1,199	1,229
Exploratory expense	18	112	130
Depreciation, depletion, and amortization	48	563	611
Taxes other than income taxes	2	674	676
Related income taxes	47	1,914	1,961
Results of operations from producing activities (excluding corporate overhead and interest costs)	139	4,498	4,637
Group's share of "equity method" affiliates' results of operations for producing activities	37	43	80
Total results of operations for producing activities	176	4,541	4,717

Year ended December 31, 1999	International	Russia	Total
Revenue			
Sales	71	3,755	3,826
Transfers	-	528	528
	71	4,283	4,354
Production costs (excluding production taxes)	26	651	677
Exploratory expense	-	61	61
Depreciation, depletion, and amortization	51	420	471
Taxes other than income taxes	1	448	449
Related income taxes	3	980	983
Results of operations from producing activities (excluding corporate overhead and interest costs)	(10)	1,723	1,713
Group's share of "equity method" affiliates' results of operations for producing activities	3	135	138
Total results of operations for producing activities	(7)	1,858	1,851

(Millions of US dollars, except as indicated)

IV. Reserve quantity information

Proved reserves are the estimated quantities of oil and gas reserves which geological and engineering data demonstrate will be recoverable with reasonable certainty in future years from known reservoirs under existing economic and operating conditions. Proved reserves do not include additional quantities of oil and gas reserves recoverable beyond the term of the lease or concession agreement which may result from extensions of currently proved areas or from applying secondary or tertiary recovery processes not yet tested and determined to be economic.

Proved developed reserves are the quantities of reserves expected to be recovered through existing wells with existing equipment and operating methods.

Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

Group companies' estimated net proved oil and gas reserves and changes thereto for the years 2001, 2000 and 1999 are shown in the table set out below.

	International		Russia		Total	
Proved Reserves:	**Millions of barrels**	**Millions of tonnes**	**Millions of barrels**	**Millions of tonnes**	**Millions of barrels**	**Millions of tonnes**
Oil equivalent						
January 1, 1999	376	51	10,242	1,397	10,618	1,448
Revisions of previous estimates	-	-	1,026	140	1,026	140
Purchase of hydrocarbons in place	-	-	1,314	179	1,314	179
Extensions and discoveries	-	-	187	26	187	26
Production	(7)	(1)	(472)	(64)	(479)	(65)
Sales of reserves	-	-	(197)	(27)	(197)	(27)
December 31, 1999	369	50	12,100	1,651	12,469	1,701
Revisions of previous estimates	277	38	(671)	(92)	(394)	(54)
Purchase of hydrocarbons in place	-	-	1,167	159	1,167	159
Extensions and discoveries	26	4	302	41	328	45
Production	(14)	(2)	(515)	(70)	(529)	(72)
Sales of reserves	-	-	(21)	(3)	(21)	(3)
December 31, 2000	658	90	12,362	1,686	13,020	1,776
Revisions of previous estimates	(12)	(1)	(13)	(2)	(25)	(3)
Purchase of hydrocarbons in place	-	-	3,033	414	3,033	414
Extensions and discoveries	3	-	741	101	744	101
Production	(11)	(2)	(521)	(71)	(532)	(73)
December 31, 2001	638	87	15,602	2,128	16,240	2,215
Group's share of the reserves of affiliates, accounted for using the "equity method" as at December 31, 1999	179	24	797	109	976	133
Group's share in the reserves of affiliates, accounted for using the "equity method" as at December 31, 2000	184	25	295	40	479	65
Group's share in the reserves of affiliates, accounted for using the "equity method" as at December 31, 2001	213	29	360	49	573	78
Minority's share, included in the above proved reserves as at December 31, 1999	-	-	41	6	41	6
Minority's share, included in the above proved reserves as at December 31, 2000	-	-	568	77	568	77
Minority's share, included in the above proved reserves as at December 31, 2001	-	-	1,510	206	1,510	206

Proved reserves, adjusted for minority interests:						
December 31, 1999	548	74	12,856	1,754	13,404	1,828
December 31, 2000	842	115	12,089	1,649	12,931	1,764
December 31, 2001	851	116	14,452	1,971	15,303	2,087
Proved developed reserves, adjusted for minority interests:						
December 31, 1999	79	11	7,894	1,077	7,973	1,088
December 31, 2000	196	27	8,417	1,148	8,613	1,175
December 31, 2001	300	41	8,917	1,216	9,217	1,257

V. Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows, related to the above oil and gas reserves, is calculated in accordance with the requirements of SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Adjustment in this calculation for future price changes is limited to those required by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pre-tax net cash flows, less the tax bases of related assets. Discounted future net cash flows have been calculated using a ten percent discount factor. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced.

The information provided in the tables set out below does not represent management's estimate of the Group's expected future cash flows or of the value of the Group's proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations should not be relied upon as an indication of the Group's future cash flows or of the value of its oil and gas reserves.

	International	**Russia**	**Total**
As of December 31, 2001			
Future cash inflows	5,410	163,720	169,130
Future production and development costs	(2,180)	(97,755)	(99,935)
Future income tax expenses	(766)	(14,909)	(15,675)
Future net cash flows	2,464	51,056	53,520
Discount for estimated timing of cash flows (10% p.a.)	(1,743)	(34,337)	(36,080)
Discounted future net cash flows	721	16,719	17,440
Group's share of "equity method" affiliates' standardized measure of discounted future net cash flows	360	685	1,045
Minority share in discounted future net cash flows	-	1,362	1,362
	International	**Russia**	**Total**
As of December 31, 2000			
Future cash inflows	6,378	170,534	176,912
Future production and development costs	(2,276)	(90,698)	(92,974)
Future income tax expenses	(1,156)	(27,020)	(28,176)
Future net cash flows	2,946	52,816	55,762
Discount for estimated timing of cash flows (10% p.a.)	(2,064)	(33,463)	(35,527)
Discounted future net cash flows	882	19,353	20,235
Group's share of "equity method" affiliates' standardized measure of discounted future net cash flows	597	638	1,235
Minority share in discounted future net cash flows	-	921	921

VI. Principal sources of changes in the standardized measure of discounted future net cash flows

	2001	2000	1999
Discounted present value as at January 1	20,235	21,754	4,072
Purchase of oil and gas reserves	4,169	2,788	3,276
Sales and transfers of oil and gas produced, net of production costs	(4,872)	(7,280)	(3,185)
Net changes in prices and production costs estimates	(12,686)	608	20,649
Extensions, discoveries, and improved recovery, less related costs	1,045	797	467
Development costs incurred during the period	1,011	458	255
Revisions of previous quantity estimates	(295)	(952)	2,559
Net change in income taxes	5,334	(1,403)	(7,286)
Other changes	424	435	301
Accretion of discount	3,075	3,030	646
Discounted present value at December 31	17,440	20,235	21,754

LUKOIL CONTACT INFORMATION

Legal address and Central Office address
11 Sretensky blvd, 101000 Moscow, Russia

Central Information Service
Phone / fax: (7-095) 927-44-44, 928-98-41
Telex: 612 553

Shareholder Relations Department
Phone: (7-095) 927-48-84 E-mail: shareholder@lukoil.com

Press service
Phone: (7-095) 927-16-77 E-mail: pr@lukoil.com

Development and Investor Relations Department
Phone: (7-095) 927-16-96 E-mail: investor@lukoil.com

LUKOIL Stock and Consulting Centre
24 ul. Petrovka, 103051 Moscow, Russia
Phone: (7-095) 927-43-80

NIKoil Registrar Company
8 ul.Pravdy, Block 45, 125124 Moscow, Russia
Phone: (7-095) 755-90-77

LUKOIL websites:
www.lukoil.ru (in Russian)
www.lukoil.com (in English)

Business offers are considered if submitted in writing on a company letterhead by post or fax:
(7-095) 916-00-20, 927-49-99

The Annual Meeting of the Shareholders will be held at 11-00 on June 27, 2002 at:

11 Sretensky blvd, conference hall of Vega building, Moscow, Russian Federation.
Registration will start at: 8-30

This report has been prepared by the Main Department for Development and Securities of OAO LUKOIL

Please send your comments and suggestions to
11 Sretensky blvd, 101000 Moscow, Russia.
Phone: (7-095) 927-48-85
Fax: (7-095) 927-16-62
E-mail: shareholder@lukoil.com or investor@lukoil.com

CONTENTS

2001 highlights	2
Principal financial and operating results	3
To our shareholders Address to the shareholders by the Chairman of LUKOIL Board of Directors and by LUKOIL President	4
Oil and gas exploration and production	8
Supplies and transportation	14
Refining, petrochemicals and marketing	15
Company and community	20
Corporate governance	23
Cities, regions and countries on the map of LUKOIL's operations	28
Financial section	40
Operating statistics	68
Information about the charter capital, distribution of shares and stock market quotations	75
Consolidated financial statements, prepared in accordance with US GAAP	79
LUKOIL contact information	111